UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATED FINANCIAL STATEMENTS OF THE PRUDENTIAL CONGLOMERATE

DECEMBER 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Assets	2015	2014
Current assets	513,634,587	524,968,510
Cash and due from banks (Note 4)	17,313,901	14,503,056
Interbank investments (Notes 3d and 5)	139,829,814	201,633,491
Securities purchased under agreements to resell	130,323,808	194,173,341
Interbank investments	9,540,841	7,488,540
Allowance for losses	(34,835)	(28,390)
Securities and derivative financial instruments (Notes 3e, 3f and 6)	86,231,601	56,794,829
Own portfolio	47,453,009	36,716,620
Subject to unrestricted repurchase agreements	10,760,409	12,430,463
Derivative financial instruments (Notes 3f and 6d II)	18,905,320	2,926,768
Given in guarantee	4,647,161	4,720,978
Subject to unrestricted repurchase agreements	4,465,702	-
Interbank accounts	54,873,041	51,019,697
Unsettled payments and receipts	73,764	84,000
Reserve requirement (Note 7):
- Reserve requirement - Brazilian Central Bank	54,791,894	50,924,906
- SFH	5,357	4,981
Correspondent banks	2,026	5,810
Interdepartmental accounts	248,484	394,602
Internal transfer of funds	248,484	394,602
Loans (Notes 3g and 8)	141,203,667	140,321,773
Loans:
- Public sector	1,876,109	1,138,408
- Private sector	157,957,993	153,719,665
Loans transferred under an assignment with recourse	120,130	41,982
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(18,750,565)	(14,578,282)
Leasing (Notes 3g and 8)	(17,102)	(83,450)
Lease and Sublease Operations receivable:
- Private sector	1,431,756	1,904,591
Unearned income from leasing	(1,333,300)	(1,831,672)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(115,558)	(156,369)
Other receivables	71,043,526	58,366,977
Receivables on sureties and guarantees honored (Note 8a-3)	104,099	38,498
Foreign exchange portfolio (Note 9a)	14,369,499	11,774,294
Receivables	12,456,712	5,863,962
Securities trading	1,798,391	1,258,678
Specific receivables	7,251	4,179
Sundry (Note 9b)	43,557,389	40,275,323
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(1,249,815)	(847,957)
Other assets (Note 10)	2,907,655	2,017,535
Other assets	2,053,188	1,674,387
Provision for losses	(860,237)	(687,694)
Prepaid expenses (Notes 3i and 10b)	1,714,704	1,030,842
Long-term receivables	321,551,274	286,504,927
Interbank investments (Notes 3d and 5)	515,131	772,794
Interbank investments	515,131	772,794
Securities and derivative financial instruments (Notes 3e, 3f and 6)	103,092,370	97,106,222
Own portfolio	68,608,356	60,863,148
Subject to unrestricted repurchase agreements	30,830,304	32,471,873
Derivative financial instruments (Notes 3f and 6d II)	137,324	1,652,713
Given in guarantee to the Brazilian Central Bank	22,065	19,764
Privatization rights	52,473	58,928
Given in guarantee	2,863,821	1,709,960
Subject to unrestricted repurchase agreements	578,027	329,836

Bradesco     3

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Assets	2015	2014
Interbank accounts	680,860	617,154
Reserve requirement (Note 7):
- SFH	680,860	617,154
Loans (Notes 3g and 8)	162,168,357	151,876,620
Loans:
- Public sector	863,525	756,820
- Private sector	162,573,250	153,184,040
Loans transferred under an assignment with recourse	7,390,609	4,911,791
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(8,659,027)	(6,976,031)
Leasing (Notes 3g and 8)	(69,905)	(94,004)
Leasing receivables:
- Private sector	1,454,113	2,175,968
Unearned income from leasing	(1,453,228)	(2,174,464)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(70,790)	(95,508)
Other receivables	54,570,893	35,235,154
Securities trading	1,067,781	398,032
Sundry (Note 9b)	53,549,037	34,848,622
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(45,925)	(11,500)
Other assets (Note 10)	593,568	990,987
Prepaid expenses (Notes 3i and 10b)	593,568	990,987
Permanent assets	47,628,304	51,282,571
Investments (Notes 3j and 11)	28,760,260	33,974,874
Equity in the earnings (losses) of unconsolidated companies:
- In Brazil	28,352,239	33,697,571
- Overseas	355,633	229,879
Other investments	177,357	190,036
Allowance for losses	(124,969)	(142,612)
Premises and equipment (Notes 3k and 12)	3,437,687	3,045,176
Premises	44,535	189,028
Other premises and equipment	8,112,598	7,251,962
Accumulated depreciation	(4,719,446)	(4,395,814)
Leased assets (Note 12)	5,987,475	7,979,114
Leased assets	9,224,420	12,299,445
Accumulated depreciation	(3,236,945)	(4,320,331)
Deferred (Notes 3l and 13)	15,634	54,893
Expenses with Organization and Expansion	1,502,125	1,731,266
Accumulated amortization	(1,486,491)	(1,676,373)
Intangible assets (Notes 3m and 14)	9,427,248	6,228,514
Intangible Assets	16,707,174	11,135,185
Accumulated amortization	(7,279,926)	(4,906,671)
Total	882,814,165	862,756,008

The accompanying Notes are an integral part of these Financial Statements.

4 December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Income of the Prudential Conglomerate on December 31 – In thousands of Reais

Liabilities	2015	2014
Current liabilities	550,668,941	587,670,047
Deposits (Notes 3o and 15a)	153,860,516	167,136,545
Demand deposits	23,914,239	33,249,863
Savings deposits	91,878,816	92,154,815
Interbank deposits	423,549	400,999
Time deposits (Note 15a)	37,643,912	41,330,868
Securities sold under agreements to repurchase (Notes 3o and 15b)	223,775,169	272,189,887
Own portfolio	97,265,806	91,608,213
Third-party portfolio	121,626,991	179,742,904
Unrestricted portfolio	4,882,372	838,770
Funds from issuance of securities (Note 15c)	53,138,708	46,647,805
Mortgage and real estate notes, letters of credit and others	48,794,240	43,302,030
Securities issued overseas	3,981,183	3,182,337
Structured Operations Certificates	363,285	163,438
Interbank accounts	1,296,190	1,089,508
Unsettled payments and receipts	151,460	20,797
Correspondent banks	1,144,730	1,068,711
Interdepartmental accounts	5,161,676	4,895,387
Third-party funds in transit	5,161,659	4,888,707
Internal transfer of funds	17	6,680
Borrowing (Note 16a)	22,970,703	13,117,246
Borrowing overseas	22,970,703	13,117,246
On-lending in Brazil - official institutions (Note 16b)	12,044,476	13,134,627
National treasury	133,028	151,096
BNDES	3,801,626	4,056,723
FINAME	8,099,475	8,913,365
Other institutions	10,347	13,443
On-lending overseas (Note 16b)	2,111,162	1,483,967
On-lending overseas	2,111,162	1,483,967
Derivative financial instruments (Notes 3f and 6e II)	19,246,588	2,168,809
Derivative financial instruments	19,246,588	2,168,809
Other liabilities	57,063,753	65,806,266
Payment of taxes and other contributions	497,269	342,167
Foreign exchange portfolio (Note 9a)	5,617,070	5,385,332
Social and statutory	3,941,067	3,254,322
Tax and social security (Note 19a)	3,187,885	4,343,970
Securities trading	2,714,800	2,746,334
Financial and development funds	5,417	2,214
Subordinated debts (Note 18)	495,275	2,884,804
Sundry (Note 19b)	40,604,970	46,847,123
Long-term liabilities	242,722,984	193,275,458
Deposits (Notes 3o and 15a)	43,175,356	45,370,731
Interbank deposits	46,858	245,285
Time deposits (Note 15a)	43,128,498	45,125,446
Securities sold under agreements to repurchase (Notes 3o and 15b)	26,319,943	28,755,210
Own portfolio	26,319,943	28,755,210
Funds from issuance of securities (Note 15c)	64,197,002	43,053,711
Mortgage and real estate notes, letters of credit and others	58,535,515	37,359,623
Securities issued overseas	5,512,429	5,597,480
Structured Operations Certificates	149,058	96,608
Borrowing (Note 16a)	5,263,225	2,083,518
Borrowing overseas	5,263,225	2,083,518

Bradesco     5

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Liabilities	2015	2014
On-lending in Brazil - official institutions (Note 16b)	26,158,687	29,160,950
BNDES	8,607,769	8,216,720
FINAME	17,550,918	20,935,968
Other institutions	-	8,262
On-lending overseas (Note 16b)	1,786,721	-
On-lending overseas	1,786,721	-
Derivative financial instruments (Notes 3f and 6e II)	98,888	1,144,298
Derivative financial instruments	98,888	1,144,298
Other liabilities	75,723,162	43,707,040
Tax and social security (Note 19a)	8,444,075	7,083,525
Subordinated debts (Note 18)	38,370,136	32,959,551
Eligible Debt Capital Instruments (Note 18)	11,444,939	-
Sundry (Note 19b)	17,464,012	3,663,964
Deferred income	501,399	289,334
Deferred income	501,399	289,334
Non-controlling interests in subsidiaries (Note 20)	14,197	12,919
Shareholders' equity (Note 21)	88,906,644	81,508,250
Capital:
- Domiciled in Brazil	45,521,283	37,622,363
- Domiciled overseas	578,717	477,637
Unpaid Capital	(3,000,000)	-
Capital reserves	11,441	11,441
Profit reserves	50,340,806	44,186,135
Asset valuation adjustments	(4,114,555)	(491,311)
Treasury shares (Note 21c)	(431,048)	(298,015)
Total	882,814,165	862,756,008

The accompanying Notes are an integral part of these Financial Statements.

6     December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Income of the Prudential Conglomerate on December 31 – In thousands of Reais

	2015		2014
	2 Semester	Exercise	Exercise
Revenue from financial intermediation	57,826,607	113,312,114	101,351,804
Loans (Note 8j)	35,449,590	67,254,431	58,258,875
Leasing (Note 8j)	1,353,853	2,939,075	5,079,600
Operations with securities (Note 6h)	20,057,982	40,612,388	33,751,537
Derivative financial instruments (Note 6h)	(5,447,604)	(7,035,751)	(1,340,117)
Foreign exchange operations (Note 9a)	4,080,276	5,332,710	1,295,224
Reserve requirement (Note 7b)	2,568,586	4,603,995	4,310,921
Sale or transfer of financial assets	(236,076)	(394,734)	(4,236)

Financial intermediation expenses	63,604,484	111,121,537	76,084,626
Retail and professional market funding (Note 15d)	31,105,161	58,980,188	48,593,707
Borrowing and on-lending (Note 16c)	18,638,255	28,990,869	8,696,440
Leasing (Note 8j)	1,117,575	2,433,893	4,430,200
Allowance for loan losses (Notes 3g, 8g and 8h)	12,743,493	20,716,587	14,364,279

Gross income from financial intermediation	(5,777,877)	2,190,577	25,267,178

Other operating income (expenses)	3,931,036	3,543,293	(7,994,793)
Fee and commission income (Note 22)	11,739,671	22,446,224	18,626,754
- Other fee and commission income	8,689,437	16,723,426	13,726,826
Income from banking fees	3,050,234	5,722,798	4,899,928
Payroll and related benefits (Note 23)	(6,977,446)	(13,177,550)	(12,337,008)
Other administrative expenses (Note 24)	(9,355,854)	(17,518,698)	(15,504,882)
Tax expenses (Note 25)	(2,038,179)	(4,073,601)	(3,170,409)
Equity in the Earnings (Losses) of Affiliates and Subsidiary (Note 11a)	14,447,795	23,662,901	9,202,443
Other operating income (Note 26)	2,642,044	5,855,879	6,433,274
Other operating expenses (Note 27)	(6,526,995)	(13,651,862)	(11,244,965)
Operating income	(1,846,841)	5,733,870	17,272,385
Non-operating income (loss) (Note 28)	(311,651)	(448,798)	(499,137)
Income before income tax and social contribution and non-controlling interests	(2,158,492)	5,285,072	16,773,248
Income tax and social contribution (Notes 32a and 32b)	10,631,262	11,905,837	(1,673,164)
Non-controlling interests in subsidiaries	(489)	(1,274)	(11,266)
Net profit	8,472,281	17,189,635	15,088,818

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     7

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Changes in Shareholders' Equity – In thousands of Reais

	Events	Capital		Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings	Total
		Paid in Capital	Unpaid Capital	Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance on June 30, 2015	43,100,000	-	11,441	5,629,334	39,366,063	(827,097)	62,837	(371,012)	-	86,971,566
	Capital Increase by Subscription of Shares	3,000,000	(3,000,000)	-	-	-	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(60,036)	-	(60,036)
	Asset valuation adjustments	-	-	-	-	-	(404,506)	(2,945,789)	-	-	(3,350,295)
	Net profit	-	-	-	-	-	-	-	-	8,472,281	8,472,281
Allocations:	- Reserves	-	-	-	423,615	4,921,794	-	-	-	(5,345,409)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	-	(3,126,872)	(3,126,872)
	Balance on December 31, 2015	46,100,000	(3,000,000)	11,441	6,052,949	44,287,857	(1,231,603)	(2,882,952)	(431,048)	-	88,906,644
	Balance on December 31, 2013	38,100,000	-	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
	Acquisition of treasury shares	-	-	-	-	-	-	-	(28,922)	-	(28,922)
	Asset valuation adjustments	-	-	-	-	-	459,896	103,236	-	-	563,132
	Net profit	-	-	-	-	-	-	-	-	15,088,818	15,088,818
Allocations:	- Reserves	-	-	-	754,442	9,279,796	-	-	-	(10,034,238)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	-	(3,595,008)	(3,595,008)
	- Interim Dividends Paid	-	-	-	-	-	-	-	-	(1,459,572)	(1,459,572)
	Balance on December 31, 2014	38,100,000	-	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Increase of capital stock with reserves	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-
	Capital Increase by Subscription of Shares	3,000,000	(3,000,000)	-	-	-	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(133,033)	-	(133,033)
	Asset valuation adjustments	-	-	-	-	-	(826,126)	(2,797,118)	-	-	(3,623,244)
	Net profit	-	-	-	-	-	-	-	-	17,189,635	17,189,635
Allocations:	- Reserves	-	-	-	859,482	10,295,189	-	-	-	(11,154,671)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	-	(5,122,964)	(5,122,964)
	- Interim Dividends Paid	-	-	-	-	-	-	-	-	(912,000)	(912,000)
	Balance on December 31, 2015	46,100,000	(3,000,000)	11,441	6,052,949	44,287,857	(1,231,603)	(2,882,952)	(431,048)	-	88,906,644

The accompanying Notes are an integral part of these Financial Statements.

8      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Cash Flow Statement of the Prudential Conglomerate on December 31 – In thousands of Reais

	2015		2014
	2 Semester	Exercise	Exercise
Cash flow from operating activities:
Net profit before income tax and social contribution	(2,158,492)	5,285,072	16,773,248
Adjustments to net profit before income tax and social contribution	7,902,991	15,334,496	13,299,573
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(2,970,094)	(3,163,366)	(617,503)
Allowance for loan losses	12,743,493	20,716,587	14,364,279
Depreciation and amortization	1,312,842	3,059,101	2,492,593
Write-offs through Impairment	361,916	361,916	85,608
Expenses with civil, labor and tax provisions	1,448,044	3,142,673	1,990,160
Equity in the (earnings/losses) of unconsolidated and jointly subsidiaries	(14,447,795)	(23,662,901)	(9,202,443)
(Gain)/loss on sale of investments	18,841	18,979	45,053
(Gain)/loss on sale of fixed assets	37,965	48,803	41,811
(Gain)/loss on sale of foreclosed assets	164,278	284,334	311,468
Foreign exchange variation of assets and liabilities overseas/Other	9,233,501	14,528,370	3,788,547
Adjusted net profit before taxes	5,744,499	20,619,568	30,072,821
(Increase)/decrease in interbank investments	292,650	1,856,807	17,588,975
(Increase)/decrease in trading securities and derivative financial instruments	(182,387)	5,279,139	9,041,347
(Increase)/decrease in interbank and interdepartmental accounts	2,755,917	569,026	(370,832)
(Increase)/decrease in loan and leasing	(14,960,568)	(31,028,070)	(35,480,978)
(Increase)/decrease in other receivables and other assets	(14,542,113)	(17,956,210)	(2,456,220)
(Increase)/decrease in reserve requirement - Brazilian Central Bank	(5,878,848)	(3,866,988)	4,456,083
(Increase)/decrease in deposits	(99,077)	(15,471,405)	(6,516,152)
(Increase)/decrease in securities sold under agreements to repurchase	(20,376,881)	(50,849,984)	58,156,567
(Increase)/decrease in funds from issuance of securities	17,798,524	27,634,193	26,922,765
(Increase)/decrease in borrowings and on-lending	8,983,320	11,354,666	2,894,607
(Increase)/decrease in other liabilities	(904,156)	6,886,357	6,879,670
Increase/(decrease) in deferred income	128,259	212,066	(298,353)
Income tax and social contribution paid	(997,506)	(3,921,842)	(3,502,280)
Net cash provided by/(used in) by operating activities	(22,238,367)	(48,682,677)	107,388,020
Cash flow from investing activities:
(Increase)/decrease in held-to-maturity securities	10,132	(62,368)	(9,141)
Sale of/maturity of and interests on available-for-sale securities	13,115,942	39,995,437	33,557,510
Proceeds from sale of foreclosed assets	298,534	604,404	643,799
Sale of investments	(105,293)	2,808,706	208,708
Sale of premises and equipment of use	921,366	2,486,890	1,123,223
Purchases of available-for-sale securities	(39,251,231)	(64,666,556)	(46,915,094)
Foreclosed assets received	(842,240)	(1,509,817)	(1,359,558)
Investment acquisitions	(56,159)	(165,228)	(20,845)
Sale of premises and equipment of use	(1,617,543)	(3,781,862)	(3,352,886)
Intangible asset acquisitions	(1,430,875)	(5,471,840)	(891,580)
Dividends and interest on shareholders’ equity received	6,964,845	8,324,614	159,632
Net cash provided by/(used in) investing activities	(21,992,522)	(21,437,620)	(16,856,232)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	12,860,664	14,465,996	(74,361)
Dividends and interest on shareholders’ equity paid	(1,358,957)	(4,775,728)	(3,921,650)
Non-controlling interest	1,193	6,010	(135,227)
Acquisition of own shares	(60,037)	(133,034)	(28,922)
Net cash provided by/(used in) financing activities	11,442,863	9,563,244	(4,160,160)
Net increase/(decrease) in cash and cash equivalents	(32,788,026)	(60,557,053)	86,371,628
Cash and cash equivalents - at the beginning of the period	177,093,388	204,669,143	117,680,012
Effect of Changes in Exchange Rates in Cash and Cash equivalents	2,970,094	3,163,366	617,503
Cash and cash equivalents - at the end of the period	147,275,456	147,275,456	204,669,143
Net increase/(decrease) in cash and cash equivalents	(32,788,026)	(60,557,053)	86,371,628

The accompanying Notes are an integral part of these  Financial Statements.

Bradesco     9

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Index of Notes

Notes to Bradesco’s Financial Statements of the Prudential Conglomerate of Bradesco are as follows:

10   December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector, publicly traded company and universal bank that through its commercial, foreign exchange, consumer financing and housing loan portfolios carries out all types of banking activities which it is authorised to. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Organização Bradesco, working together in an integrated fashion in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4,280/13, of the National Monetary Council (CMN) and additional rules of the Brazilian Central Bank (Bacen). Thus, specific requirements in the consolidation and/or combination of the entities listed in Resolution No. 4,280/13 determined by the CMN and Bacen were observed, which are not necessarily the same established by the corporate law and by the CMN or Bacen for other types of consolidation. In this sense, they cover the financial statements of Bradesco, and foreign branches, subsidiaries and investment funds, as requested in Resolution No. 4,280/13.

In the preparation of these Financial Statements of the Prudential Conglomerate intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. For jointly controlled investments with other shareholders, assets, liabilities and income and loss were included in the consolidated financial statements of the Prudential Conglomerate according to the interest held in the shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly controlled entities is presented in the investments and intangible assets lines (Note 14a).

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair market value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers and by the Disclosure Committee on March 7, 2016.

We highlight the societies and the major investment funds, with direct and indirect participation, included in the financial statements of the Prudential Conglomerate:

	On December 31
	Activity	Equity interest
		2015	2014
Financial Institutions
Banco Bradesco S.A.	Banking	Controller	Controller
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
BMC Asset Management - DTVM Ltda.	Asset management	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	99.80%	99.80%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco CBSS S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%

Bradesco     11

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31
	Activity	Equity interest
		2015	2014
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Crediare S.A. - Crédito, Financiamento e Investimento	Banking	50.00%	50.00%
Everest Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1)	Banking	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Bradesco Securities Hong Kong	Brokerage	100.00%	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada	Cards	100.00%	100.00%
Consortium Management
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Payment Institutions
Cielo S.A. (2) (3)	Fees and commissions	30.06%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (3)	Fees and commissions	50.01%	50.01%
Tempo Serviços Ltda. (4)	Fees and commissions	100.00%	-
Paggo Soluções e Meios de Pagamentos S.A. (4)	Fees and commissions	15.03%	-
Braspag – Tecnologia em Pagamentos (4)	Fees and commissions	30.06%	-
Cielo Inc. (4)	Fees and commissions	30.06%	-
Merchant E-Solutions (4)	Fees and commissions	30.06%	-
Cateno Gestão de Contas de Pagamentos S.A. (4)	Fees and commissions	21.04%	-
Cidade Capital Markets Limited	Banking	100.00%	100.00%
Farly Participações Ltda. (4)	Fees and commissions	50.01%	-
Stelo S.A. (4)	Fees and commissions	44.02%	-
Elo Holding Financeira S.A. (4)	Fees and commissions	50.01%	-
Leader S.A. Administradora de Cartões de Crédito (4)	Fees and commissions	50.00%	-
MPO Processadora de Pagamentos Móveis S.A. (4)	Fees and commissions	50.00%	-
IBI Promotora de Vendas Ltda. (4)	Fees and commissions	50.01%	-
Alvorada Administradora de Cartões Ltda. (4)	Fees and commissions	100.00%	-
Securitization Companies
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Alvorada Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%	100.00%
Promosec Cia. Securitizadora de Créditos	Credit acquisition	100.00%	100.00%
BCN – Consultoria, Adm. Bens, Serv. e Publicidade Ltda. (4)	Credit acquisition	100.00%	-
Alvorada Serviços e Negócios Ltda. (4)	Credit acquisition	100.00%	-
Investment Fund (5)
Bradesco FI Mult. Cred. Priv. Inv. Exterior Andromeda	Investment Fund	100,00%	100,00%
Bradesco FI Mult. Cred. Priv. Inv. Exterior Pioneiro	Investment Fund	100,00%	100,00%
Bradesco FI Referenciado DI Performance	Investment Fund	100,00%	100,00%
Bradesco FI Referenciado DI União	Investment Fund	100,00%	100,00%
Bradesco FIC FI Mult. Cristal II (4)	Investment Fund	99,78%	94,12%
Bradesco FIC FI Referenciado DI Carnaúba	Investment Fund	100,00%	-
Bradesco FIC FI Referenciado DI Galáxia	Investment Fund	50,01%	50,01%
FII - FI RF Cred. Privado	Investment Fund	100,00%	100,00%
FIP Mult. Plus	Investment Fund	100,00%	100,00%
Strong FI em Cotas Mult.	Investment Fund	100,00%	100,00%

(1)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(2)  Increase in equity interest through share acquisition in February and March 2015;

(3)  Company proportionally consolidated, pursuant to CMN Rule No. 4,280/13;

(4)  They have been part of the Prudential Conglomerate since January 2015; and

(5)  The investment funds in which Bradesco assumes or retains substantially the risks and benefits were consolidated.

12     December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Financial statements of Prudential Conglomerate are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are converted into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency conversion gains and losses arising are recognized in the period’s income statement in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

The result is calculated according to the regime of competence, which establishes that the revenues and expenses should be included in the calculation of the results for the periods in which they occur, always simultaneously to when they are correlated, regardless of being a receipt or payment.

Fixed rate contracts are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted to the interest and foreign exchange rates applicable at the end of the reporting period.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, which are exposed to insignificant risk of change in fair market value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 4.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair market value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 5.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair market value with movements recognized in the Income Statement for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair market value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair market value. Fair market value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair market values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair market value and may require judgment or significant estimates by Management.

Bradesco     13

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Classification, breakdown and segmentation of securities are presented in Note 6 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivate instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recorded in profit-and-loss and shareholders’ equity accounts.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair market value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 6 (d to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days past due are also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past due transactions are only recognized on the Income Statement up to 59 days past the due date. As from the 60th day, they are recognized on off-balance sheet accounts and are only recognized when the Income Statement has been received.

14   Dezembro 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

H-rated past due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations which have already been written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with the Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 8.

Leasing

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance, which contains clauses of: (a) non-cancellation; (b) purchase option; and c) post-fixed or fixed restatement and are accounted for in accordance with the standards established by Bacen, as follows:

I-      Leases receivable

Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

II-    Unearned income from leasing and Guaranteed Residual Value (GRV)

Recorded at the contractual amount, conversely to adjusted accounts of unearned revenues from leasing and Residual value to balance, both submitted through negotiated conditions. The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination. The adjustment at present value of the lease payments and the GRV receivable from the financial leasing operations is recognized as excessive/insufficient depreciation on leased assets, in order to reconcile the accounting practices. In operations whose delays are equal to or greater than 60 days, the appropriation to the result occurs upon receipt of contractual installments, in accordance with CMN Resolution No. 2,682/99.

III-  Leased fixed assets

It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this reduction, are the following: vehicles and the like, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on leases

The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Leased Fixed Assets (Note 8k).

V-    Excessive (insufficient) depreciation

The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in Brazilian corporate law, especially concerning the regime of competence in the record of revenues and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1,429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence (Note 8k).

Bradesco     15

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, equated and of the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15, returning to the rate of 15% as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, the Organização Bradesco constituted, in September 2015, a supplement to the tax credit of social contribution, considering the annual expectations of achievement and their respective rates in force in each period, according to the technical study conducted.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Changes in the criteria to recognize revenue, costs and expenses included in the net profit for the period, enacted by Law No. 11,638/07 and subsequent amendments were made fiscally by the new regime of the taxation in force instituted by Law No. 12,973/14.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, are presented in Note 32.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid by the origination of credit operations to the banking correspondents related to credit operations originated during 2015, Bradesco opted to recognize 2/3 of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14.

Prepaid expenses are shown in detail in Note 10b.

16      Dezembro 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

j)    Investments

Investments in unconsolidated and jointly subsidiaries, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries entities are consolidated – the composition of the main companies can be found in Note 2. The composition of unconsolidated and jointly subsidiaries, as well as other investments, can be found in Note11.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data-processing systems – 20% to 50% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and the fixed asset ratios, are presented in Note 12.

l)    Deferred assets

It is recorded at cost of acquisition or composition, net of their accrued depreciation of 20% per annum, calculated using the linear method. Since December 2008, the new operations have been recorded in intangible assets, in accordance with Circular Letter No. 3,357/08 of Bacen.

The composition of deferred assets is shown in Note 13.

m) Intangible assets

Corresponds to the acquired rights whose subjects are intangible assets intended for the maintenance of the company or exercised for this purpose.

Intangible assets comprise of:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost, less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class, are presented in Note 14.

n)   Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended dec line in an asset value.

Bradesco     17

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment losses are presented in Note 6c(10),12 e 14.

o)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 15.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by
CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and confirmation of the capacity of the counterparty to pay or the ability of Bradesco to realize the asset via compensation against another liability upon which the gain is considered practically certain. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable, it requires a probable outflow of funds to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor are they disclosed; and

•       Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 17.

q)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

r)    Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

18      Dezembro 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 33.

4)     CASH AND CASH EQUIVALENTS

	On December 31 - R$ thousand
	2015	2014
Cash and due from banks in domestic currency	9,243,959	10,816,977
Cash and due from banks in foreign currency	8,069,800	3,685,973
Investments in gold	142	106
Total cash and due from banks	17,313,901	14,503,056
Interbank investments (1)	129,961,555	190,166,087
Total cash and cash equivalents	147,275,456	204,669,143

(1)  Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair market value.

Bradesco     19

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

5)      INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Securities purchased under agreements to resell:
Own portfolio position	7,191,876	-	-	-	7,191,876	11,818,123
● Financial treasury bills	199,996	-	-	-	199,996	9,789
● National treasury notes	2,120,843	-	-	-	2,120,843	5,389,740
● National treasury bills	4,692,145	-	-	-	4,692,145	6,358,095
● Bank deposit certificates	171,265	-	-	-	171,265	-
● Debentures	3,336	-	-	-	3,336	-
● Other	4,291	-	-	-	4,291	60,499
Funded position	122,496,085	265,088	-	-	122,761,173	181,495,154
● Financial treasury bills	-	-	-	-	-	22,241,077
● National treasury notes	75,524,784	265,088	-	-	75,789,872	105,537,178
● National treasury bills	46,971,301	-	-	-	46,971,301	53,716,899
Short position	129,061	241,698	-	-	370,759	860,064
● National treasury bills	129,061	241,698	-	-	370,759	860,064
Subtotal	129,817,022	506,786	-	-	130,323,808	194,173,341
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	4,582,400	3,692,394	1,266,047	515,131	10,055,972	8,261,334
● Provision for losses	(9,195)	(2,475)	(23,165)	-	(34,835)	(28,390)
Subtotal	4,573,205	3,689,919	1,242,882	515,131	10,021,137	8,232,944
Total in 2015	134,390,227	4,196,705	1,242,882	515,131	140,344,945
%	95.8	3.0	0.9	0.3	100.0
Total in 2014	195,987,006	4,437,072	1,209,413	772,794		202,406,285
%	96.8	2.2	0.6	0.4		100.0

20    Dezembro 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Income from interbank investments

Classified in the income statement as income from operations with securities.

	December 31 YTD - R$ thousand
	2015	2014
Income from investments in purchase and sale commitments:
• Own portfolio position	347,648	292,618
• Funded position	19,708,089	14,927,863
• Short position	382,362	416,333
Subtotal	20,438,099	15,636,814
Income from interest-earning deposits in other banks	508,590	591,243
Total (Note 6h)	20,946,689	16,228,057

6)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On December 31 - R$ thousand
	2015				2014
	Financial	Other Activities	Total	%	Total	%
Trading securities	48,086,922	28,875	48,115,797	25.5	39,354,163	25.6
- Government securities	15,009,209	-	15,009,209	8.0	19,027,995	12.4
- Corporate securities	14,035,069	28,875	14,063,944	7.4	15,746,687	10.2
- Derivative financial instruments (1) (8)	19,042,644	-	19,042,644	10.1	4,579,481	3.0
Available-for-sale securities (4)	128,525,598	4,521	128,530,119	67.9	114,447,667	74.4
- Government securities	75,781,307	1,455	75,782,762	40.0	59,327,749	38.6
- Corporate securities	52,744,291	3,066	52,747,357	27.9	55,119,918	35.8
Held-to-maturity securities (4)	12,598,538	-	12,598,538	6.6	38,874	-
- Government securities	41,092	-	41,092	-	38,874	-
- Corporate securities	12,557,446	-	12,557,446	6.6	-	-
Subtotal	189,211,058	33,396	189,244,454	100.0	153,840,704	100.0
Purchase and sale commitments (2)	79,517	-	79,517	-	60,347	-
Grand total	189,290,575	33,396	189,323,971	100.0	153,901,051	100.0

- Government securities	90,831,608	1,455	90,833,063	48.0	78,394,618	51.0
- Corporate securities	98,379,450	31,941	98,411,391	52.0	75,446,086	49.0
Subtotal	189,211,058	33,396	189,244,454	100.0	153,840,704	100.0
Purchase and sale commitments (2)	79,517	-	79,517	-	60,347	-
Grand total	189,290,575	33,396	189,323,971	100.0	153,901,051	100.0

Bradesco     21

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	On December 31 - R$ thousand
	2015							2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
- Financial	22,740,278	6,978,912	4,853,070	13,514,661	48,086,921	55,511,977	(7,425,056)	39,354,163	963,058
National treasury bills	43,056	762,389	239,810	226,823	1,272,078	1,277,430	(5,352)	2,864,586	(6,120)
Financial treasury bills	-	2,283,484	3,126,131	3,070,358	8,479,973	8,479,955	18	4,761,982	(354)
Bank deposit certificates	20,678	527,148	10,751	-	558,577	558,577	-	667,575	-
Derivative financial instruments (1) (8)	18,136,896	510,688	257,736	137,324	19,042,644	26,088,713	(7,046,069)	4,579,481	955,792
Debentures (9)	-	311,372	57,860	2,467,285	2,836,517	2,967,632	(131,115)	4,145,194	(62,627)
National treasury notes	-	104,620	179,147	3,072,229	3,355,996	3,503,648	(147,652)	10,914,270	111,624
Financial bills	65,984	2,195,697	636,127	2,184,704	5,082,512	5,136,092	(53,580)	5,165,261	(13,995)
Other	4,473,664	283,514	345,508	2,355,938	7,458,624	7,499,930	(41,306)	6,255,814	(21,262)
- Other activities	28,875	-	-	-	28,875	28,875	-	-	-
Other	28,875	-	-	-	28,875	28,875	-	-	-
Subtotal	22,769,153	6,978,912	4,853,070	13,514,661	48,115,796	55,540,852	(7,425,056)	39,354,163	963,058
Purchase and sale commitments - Financial (2)	79,517	-	-	-	79,517	79,517	-	60,347	-
Grand total	22,848,670	6,978,912	4,853,070	13,514,661	48,195,313	55,620,369	(7,425,056)	39,414,510	963,058
Derivative financial instruments (liabilities) (8)	(18,666,675)	(381,846)	(198,067)	(98,888)	(19,345,476)	(13,501,442)	(5,844,034)	(3,313,107)	(441,653)

22     Dezembro 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)   Available-for-sale securities

Securities (3) (10)	On December 31 - R$ thousand
	2015							2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
- Financial (4)	27,383,478	17,592,976	10,528,924	73,020,221	128,525,599	133,690,371	(5,164,772)	114,447,667	(1,620,447)
National treasury bills	18,945,062	9,898,546	3,691,052	5,092,656	37,627,316	37,748,698	(121,382)	19,694,577	(758,703)
Brazilian foreign debt securities	148	-	-	4,643	4,791	4,661	130	261,900	(10,801)
Foreign corporate securities	232,611	64,818	228,649	11,106,835	11,632,913	15,105,366	(3,472,453)	11,044,527	(606,555)
National treasury notes	-	5,715,880	3,223,048	26,810,561	35,749,489	37,115,216	(1,365,727)	37,774,426	(72,105)
Financial treasury bills	38	-	-	600,390	600,428	600,345	83	503,589	(180)
Bank deposit certificates	20,845	-	-	21,962	42,807	42,807	-	31,806	-
Debentures (9)	-	1,104,168	970,774	28,012,837	30,087,779	30,094,357	(6,578)	28,592,638	(108,929)
Shares	6,875,043	-	-	-	6,875,043	6,876,450	(1,407)	1,701,618	50,705
Certificates of real estate receivables	331	42,604	-	1,047,450	1,090,385	1,232,907	(142,522)	11,719,618	(137,668)
Other	1,309,400	766,960	2,415,401	322,887	4,814,648	4,869,564	(54,916)	3,122,968	23,789
- Other activities	3,066	-	-	1,455	4,521	4,487	34	-	-
Financial bills	-	-	-	1,455	1,455	1,438	17	-	-
Other	3,066	-	-	-	3,066	3,049	17	-	-
Subtotal	27,386,544	17,592,976	10,528,924	73,021,676	128,530,120	133,694,858	(5,164,738)	114,447,667	(1,620,447)
Hedge - cash flow (Note 6f)	-	-	-	-	-	-	(69,291)	-	311,683
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	(353,702)	-	-
Grand total	27,386,544	17,592,976	10,528,924	73,021,676	128,530,120	133,694,858	(5,587,731)	114,447,667	(1,308,764)

III) Held-to-maturity securities

Securities (3)	On December 31 - R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (6) (7)	Original amortized cost (6) (7)
Financial	1,614	311	1,080	12,595,533	12,598,538	38,874
Brazilian foreign debt securities	1,614	-	-	39,478	41,092	38,874
Certificates of real estate receivables (4)	-	311	1,080	12,556,055	12,557,446	-
Grand total	1,614	311	1,080	12,595,533	12,598,538	38,874

Bradesco     23

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)      Breakdown of the portfolios by financial statement classification

Securities	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2015 (3) (5) (6) (7)	Total in 2014 (3) (5) (6) (7)
Own portfolio	25,039,969	18,958,677	12,460,900	59,601,819	116,061,365	97,579,768
Fixed income securities	17,673,231	18,958,677	12,460,900	59,601,819	108,694,627	94,161,256
● Financial treasury bills	38	2,283,484	3,121,570	293,470	5,698,562	2,663,516
● National treasury notes	-	5,715,880	2,033,168	3,471,897	11,220,945	21,271,875
● Brazilian foreign debt securities	55,677	-	-	1,416,623	1,472,300	719,335
● Bank deposit certificates	42,054	527,148	10,751	21,962	601,915	699,381
● National treasury bills	12,012,929	5,662,721	2,640,011	446	20,316,107	8,424,190
● Foreign corporate securities	803,551	133,041	311,138	7,004,704	8,252,434	3,894,786
● Debentures (9)	-	1,415,540	1,028,633	30,480,122	32,924,295	32,737,833
● Certificates of real estate receivables	331	42,915	1,080	13,643,464	13,687,790	11,768,856
● Financial bills	65,984	2,195,697	697,359	2,184,704	5,143,744	5,217,469
● Purchase and sale commitments (2)	79,517	-	-	-	79,517	60,347
● Other	4,613,150	982,251	2,617,190	1,084,427	9,297,018	6,703,668
Equity securities	7,366,738	-	-	-	7,366,738	3,418,512
● Shares of listed companies	7,366,738	-	-	-	7,366,738	3,418,512
Restricted securities	7,059,963	706,933	2,594,637	38,814,700	49,176,233	51,411,966
Repurchase agreements	7,050,492	602,312	2,414,038	31,523,871	41,590,713	44,902,336
● National treasury bills	6,975,189	602,312	1,125,668	2,452,929	11,156,098	12,023,810
● Financial treasury bills	-	-	3,969	1,536,153	1,540,122	427,176
● National treasury notes	-	-	1,284,401	23,303,195	24,587,596	24,930,402
● Foreign corporate securities	75,303	-	-	4,231,594	4,306,897	7,520,948
Brazilian Central Bank	-	-	-	22,065	22,065	19,764
● National treasury bills	-	-	-	22,065	22,065	19,764
Privatization rights	-	-	-	52,473	52,473	58,928
Guarantees provided	9,471	104,621	180,599	7,216,291	7,510,982	6,430,938
● National treasury bills	-	-	95,382	2,421,472	2,516,854	1,761,566
● Financial treasury bills	-	-	592	1,842,580	1,843,172	2,174,880
● National treasury notes	-	104,621	84,625	2,952,239	3,141,485	2,486,420
● Other	9,471	-	-	-	9,471	8,072
Derivative financial instruments (1) (8)	18,136,896	510,688	257,736	137,324	19,042,644	4,579,481
Securities subject to unrestricted repurchase agreements	-	4,395,901	69,801	578,027	5,043,729	329,836
● National treasury bills	-	4,395,901	69,801	422,568	4,888,270	329,836
● Financial treasury bills	-	-	-	155,459	155,459	-
Grand total	50,236,828	24,572,199	15,383,074	99,131,870	189,323,971	153,901,051
%	26.5	13.0	8.1	52.4	100.0	100.0

24     Dezembro 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

(1)    Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)    These refer to investment fund and managed portfolio resources invested  in  purchase contracts with a commitment to re-sell with Bradesco, whose owners are consolidated subsidiaries, included in the financial statements of the Prudential Conglomerate;

(3)    The investment fund quotas are presented based on the instruments comprising their portfolios and maintaining the classification used in the fund;

(4)    In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates.  The mark-to-market of securities, which were transferred from the category "Securities Available for Sale" to the category of "Securities Held to Maturity", in June 2015 and in December 2013, was maintained in the shareholders’ equity and will be recognized in the results for the remaining term of these securities, according to Bacen Circular No. 3,068/01;

(5)    The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(6)    This column reflects book value after mark-to-market accounting in accordance with item (7), except for securities classified as securities held to maturity, which fair value is less than the original amortized cost by R$1,328,973 thousand (higher than amortized cost value to the amount of R$5,402 thousand in 2014);

(7)    The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(8)    Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 6d II);

(9)    In March 2015, there was a  modification in the calculation method of the market capitalization of debentures, using  market parameters (Brazilian Association of Entities of the Financial and Capital Markets – Anbima); and

(10)  In the period ended December 31, 2015, there were losses through impairment in the amount of R$135,850 thousand, related to the heading 'Variable Income Securities", classified in the category "Securities Available for Sale" (R$598,087 thousand on December 31, 2014).

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure, These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options, Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair market value, Fair market value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics, Should market prices not be available, fair market values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair market value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair market value of derivative financial instruments, The fair market value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors, The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market, These yield curves are used to determine the fair market value of currency swaps, interest rate and other risk factor swaps.

The fair market value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the exchange or using methodologies similar to those outlined for swaps, The fair market values of credit derivative instruments are determined based on market price quotations or from specialized entities, The fair market value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair market value of corresponding assets, Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Bradesco     25

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

I)   Amount of derivative financial instruments recorded in off-balance-sheet accounts

	On December 31 - R$ thousand
	2015		2014
	Grand total amount	Net amount	Grand total amount	Net amount
Futures contracts
Purchase commitments:	153,287,275	-	75,980,704	-
- Interbank market	119,152,260	93,363,261	56,612,540	-
- Foreign currency (1)	34,101,616	-	16,145,870	-
- Other	33,399	-	3,222,294	2,984,059
Sale commitments:	67,214,114	-	130,338,720	-
- Interbank market (2)	25,788,999	-	104,058,738	47,446,198
- Foreign currency (3)	41,360,434	7,258,818	26,041,747	9,895,877
- Other	64,681	31,282	238,235	-

Option contracts
Purchase commitments:	4,412,516	-	26,201,474	-
- Interbank market	3,824,996	186,806	23,572,355	-
- Foreign currency	559,071	-	2,190,621	479,247
- Other	28,449	-	438,498	314,801
Sale commitments:	9,901,395	-	32,429,075	-
- Interbank market	3,638,190	-	30,594,004	7,021,649
- Foreign currency	6,233,860	5,674,789	1,711,374	-
- Other	29,345	896	123,697	-

Forward contracts
Purchase commitments:	15,132,203	-	8,164,817	-
- Foreign currency	15,014,083	-	8,053,377	-
- Other	118,120	-	111,440	-
Sale commitments:	16,206,711	-	9,697,207	-
- Foreign currency	16,056,742	1,042,659	9,280,704	1,227,327
- Other	149,969	31,849	416,503	305,063

Swap contracts
Assets (long position):	125,696,298	-	29,447,839	-
- Interbank market	45,693,291	-	3,490,671	-
- Fixed rate	43,858,054	40,363,110	4,161,434	2,018,732
- Foreign currency	33,543,125	22,011,883	17,935,347	9,055,701
- IGPM	1,336,950	1,141,950	864,500	104,750
- Other	1,264,878	-	2,995,887	1,388,054
Liabilities (short position):	72,330,795	-	21,900,552	-
- Interbank market	53,982,529	8,289,238	8,510,621	5,019,950
- Fixed rate	3,494,944	-	2,142,702	-
- Foreign currency (3)	11,531,242	-	8,879,646	-
- IGPM	195,000	-	759,750	-
- Other	3,127,080	1,862,202	1,607,833	-

Derivatives include operations maturing in D+1.

(1)  Includes, on December 31, 2015, the hedging of the firm commitment concerning the purchase and sale of shares agreement, to the sum of R$20,250,293 thousand (Note 33e);

(2)  Includes cash flow hedges to protect CDI-related funding, totaling R$20,038,119 thousand (R$21,107,308 thousand in 2014) (Note 6f); and

(3)  Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$56,280,814 thousand (R$37,598,682 thousand in 2014).

26     Dezembro 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)  Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair market value

	On December 31 - R$ thousand
	2015			2014
	Original amortized cost	Mark-to-market adjustment	Fair market value	Original amortized cost	Mark-to-market adjustment	Fair market value
Adjustment payables - swaps (1)	23,657,821	(7,028,285)	16,629,536	1,952,660	922,950	2,875,610
Adjustment receivable - future	19,394	-	19,394	17,545	-	17,545
Receivable forward purchases	1,863,780	-	1,863,780	1,038,259	-	1,038,259
Receivable forward sales	321,953	-	321,953	320,519	-	320,519
Premiums on exercisable options	225,765	(17,784)	207,981	294,706	32,842	327,548
Total assets (A)	26,088,713	(7,046,069)	19,042,644	3,623,689	955,792	4,579,481
Adjustment payables - swaps	(10,112,719)	(5,863,369)	(15,976,088)	(1,697,878)	(440,124)	(2,138,002)
Adjustment receivable - future	(20,363)	-	(20,363)	(29,231)	-	(29,231)
Payable forward purchases	(47,195)	-	(47,195)	(461,901)	-	(461,901)
Payable forward sales	(3,180,895)	-	(3,180,895)	(550,877)	-	(550,877)
Premiums on written options	(140,270)	19,335	(120,935)	(131,567)	(1,529)	(133,096)
Total liabilities (B)	(13,501,442)	(5,844,034)	(19,345,476)	(2,871,454)	(441,653)	(3,313,107)

Net Effect (A-B)	12,587,271	(12,890,103)	(302,832)	752,235	514,139	1,266,374

(1)  Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Notional)

	On December 31 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2015	2014
Futures contracts (1) (2)	120,306,904	25,850,501	24,427,665	49,916,319	220,501,389	206,319,424
Option contracts	899,751	9,190,528	502,688	3,720,944	14,313,911	58,630,549
Forward contracts	23,141,011	3,940,036	3,505,457	752,410	31,338,914	17,862,024
Swap contracts (1)	87,277,941	16,771,715	10,811,419	83,166,018	198,027,093	51,348,391
Total in 2015	231,625,607	55,752,780	39,247,229	137,555,691	464,181,307
Total in 2014	176,806,454	44,752,159	49,124,630	63,477,145		334,160,388

(1)  Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities; and

(2)  Includes, on December 31, 2015, contract related to the hedge of the firm commitment, concerning the purchase and sale of shares agreement (Note 33e).

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On December 31 - R$ thousand
	2015	2014
Government securities
National treasury notes	3,166,558	2,736,940
Financial treasury bills	-	5,426
National treasury bills	94,479	50,002
Total	3,261,037	2,792,368

Bradesco     27

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

V)  Revenues and expenses, net

	December 31 YTD- R$ thousand
	2015	2014
Swap contracts (1)	(182,415)	(167,951)
Forward contracts	(2,437,673)	(915,802)
Option contracts	184,159	152,934
Futures contracts (1) (2)	(4,599,822)	(409,298)
Total	(7,035,751)	(1,340,117)

(1)  Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and

(2)  Includes, on December 31, 2015, the results and respective adjustment to the market value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the market value of the hedge object (Nota 33e).

VI) Total value of derivative financial instruments, by trading location and counterparties

	On December 31 - R$ thousand
	2015	2014
CETIP (over-the-counter)	225,747,300	50,104,746
BM&FBOVESPA (stock exchange)	194,819,447	248,466,850
Overseas (over-the-counter) (1)	17,837,798	22,088,743
Overseas (stock exchange) (1)	25,776,762	13,500,049
Total	464,181,307	334,160,388

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets,

e)      Credit Default Swaps (CDS)

On December 31, 2015, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “derivative with companies” is R$136,668 thousand (2014 – (i) the amount of risk transferred under credit swaps whose underlying assets are “securities – securities of foreign government debt” is negative R$1,326,900 thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$13,281 thousand, amounting to a total net credit risk value of negative R$1,313,619 thousand), with an effect on the calculation of required shareholders’ equity of negative R$15,033 thousand (R$71,519 thousand in 2014). The contracts related to credit derivatives transactions described above are due in 2020. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$42 thousand. There were no credit events, as defined in the agreements, during the period.

f)       Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, which have a floating interest rate - the Interbank Deposit Rate (DI Cetip), thus converting them to fixed cash flows.

Bradesco has traded DI Future contracts on BM&FBOVESPA since 2009, using them as cash flow hedges totaling R$20,038,119 thousand (R$21,107,308 thousand in 2014), having as object of hedge captures linked to DI, totaling R$20,334,375 thousand (R$19,969,423 thousand in 2014). The adjustment to market value of these operations recorded in the net worth is R$4,552 thousand (R$311,683 thousand in 2014), net of tax effects is R$2,731 thousand (R$187,010 thousand in 2014).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

28     Dezembro 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)      Hedge against market risk

Bradesco constituted a hedge against market risk, using futures contracts, which generated R$1,406,154 thousand, for protection against the effects of the exchange rate variation of the firm commitment concerning the purchase and sale of shares agreement (Note 33e), which produced an adjustment to the market value of (R$1,761,964 thousand). The effect of these operations recorded a revenue of (R$355,810 thousand).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

h)      Income from securities and derivative financial instruments

	December 31 YTD- R$ thousand
	2015	2014
Fixed income securities	19,496,468	17,538,254
Interbank investments (Note 5b)	20,946,689	16,228,057
Equity securities (1)	169,231	(14,774)
Subtotal	40,612,388	33,751,537
Income from derivative financial instruments (Note 6d V)	(7,035,751)	(1,340,117)
Total	33,576,637	32,411,420

(1)  In the accrued of December 31, 2015, it includes the losses through impairment to the sum of R$135,850 thousand (December 31, 2014 - R$598,087 thousand).

7)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)       Reserve requirement

	On December 31 - R$ thousand
	Remuneration	2015	2014
Reserve requirement – demand deposits	not remunerated	3,889,953	6,663,664
Reserve requirement – savings deposits	savings index	19,406,668	18,141,287
Reserve requirement – time deposits	Selic rate	16,399,981	7,175,649
Additional reserve requirement – savings deposits	Selic rate	5,023,233	9,070,643
Additional reserve requirement – time deposits	Selic rate	10,072,059	9,873,663
Reserve requirement – SFH	TR + interest rate	686,217	622,135
Total		55,478,111	51,547,041

b)       Revenue from reserve requirement

	December 31 YTD- R$ thousand
	2015	2014
Reserve requirement – Bacen	4,587,412	4,277,352
Reserve requirement – SFH	16,583	33,569
Total	4,603,995	4,310,921

Bradesco     29

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

8)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On December 31 - R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2015 (A)	% (5)	Total in 2014 (A)	% (5)
Discounted trade receivables and loans (1)	22,725,815	14,348,330	9,578,619	19,203,730	24,258,153	68,678,652	158,793,299	38.5	148,575,815	37.3
Financing	3,973,665	4,902,655	4,468,929	11,711,308	14,310,868	85,591,446	124,958,871	30.3	119,500,494	29.9
Agricultural and agribusiness loans	520,614	729,051	599,948	2,354,154	7,295,413	8,764,742	20,263,922	4.9	23,680,025	5.9
Subtotal	27,220,094	19,980,036	14,647,496	33,269,192	45,864,434	163,034,840	304,016,092	73.7	291,756,334	73.1
Leasing	157,002	142,026	178,469	377,659	609,073	1,357,440	2,821,669	0.7	3,978,911	1.0
Advances on foreign exchange contracts (2)	831,100	885,881	868,335	3,063,675	1,332,785	650,223	7,631,999	1.9	5,868,095	1.5
Subtotal	28,208,196	21,007,943	15,694,300	36,710,526	47,806,292	165,042,503	314,469,760	76.3	301,603,340	75.6
Other receivables (3)	8,706,765	5,849,896	2,259,075	4,061,211	3,363,141	1,011,155	25,251,243	6.1	22,400,416	5.6
Total loans	36,914,961	26,857,839	17,953,375	40,771,737	51,169,433	166,053,658	339,721,003	82.4	324,003,756	81.2
Sureties and guarantees (4)	4,012,126	1,581,928	634,684	3,474,349	11,424,805	48,755,115	69,883,007	16.9	72,069,547	18.0
Loan assignment - real estate receivables certificate	47,122	47,120	47,117	135,605	202,377	680,406	1,159,747	0.3	1,350,643	0.3
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	91,234	91,234	-	100,919	-
Loans available for import (4)	28,597	26,912	108,446	72,563	9,233	-	245,751	0.1	304,917	0.1
Confirmed exports loans (4)	11,104	205	1,952	-	25,105	1,726	40,092	-	31,466	-
Acquisition of credit card receivables	344,560	153,667	109,461	284,815	322,501	77,977	1,292,981	0.3	1,441,024	0.4
Grand total in 2015	41,358,470	28,667,671	18,855,035	44,739,069	63,153,454	215,660,116	412,433,815	100.0
Grand total in 2014	37,929,935	27,708,629	18,381,292	42,541,323	62,656,291	210,084,802			399,302,272	100.0

30      Dezembro 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2015 (B)	% (5)	Total in 2014 (B)	% (5)
Discounted trade receivables and loans (1)	1,591,415	1,298,048	1,048,335	2,783,104	3,505,950	10,226,852	87.5	7,983,337	87.8
Financing	258,706	187,075	114,863	193,270	135,753	889,667	7.6	805,388	8.8
Agricultural and agribusiness loans	28,716	43,826	103,734	67,341	31,442	275,059	2.4	147,206	1.6
Subtotal	1,878,837	1,528,949	1,266,932	3,043,715	3,673,145	11,391,578	97.5	8,935,931	98.2
Leasing	12,601	11,241	7,218	14,360	10,768	56,188	0.5	72,993	0.8
Advances on foreign exchange contracts (2)	9,976	2,085	374	787	1,546	14,768	0.1	7,599	0.1
Subtotal	1,901,414	1,542,275	1,274,524	3,058,862	3,685,459	11,462,534	98.1	9,016,523	99.1
Other receivables (3)	12,854	8,165	7,929	60,163	135,591	224,702	1.9	84,448	0.9
Grand total in 2015	1,914,268	1,550,440	1,282,453	3,119,025	3,821,050	11,687,236	100.0
Grand total in 2014	1,419,838	1,256,136	1,041,112	2,172,767	3,211,118			9,100,971	100.0

	On December 31 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2015 (C)	% (5)	Total in 2014 (C)	% (5)
Discounted trade receivables and loans (1)	778,379	620,239	579,216	1,332,164	2,050,368	4,663,490	10,023,856	64.2	8,517,993	63.9
Financing	225,923	213,594	204,652	561,095	941,599	2,898,376	5,045,239	32.4	4,286,726	32.1
Agricultural and agribusiness loans	1,378	1,588	1,488	11,212	58,507	230,678	304,851	2.0	255,722	1.9
Subtotal	1,005,680	835,421	785,356	1,904,471	3,050,474	7,792,544	15,373,946	98.6	13,060,441	97.9
Leasing	11,985	11,687	10,618	28,674	45,779	86,177	194,920	1.3	267,245	2.0
Subtotal	1,017,665	847,108	795,974	1,933,145	3,096,253	7,878,721	15,568,866	99.9	13,327,686	99.9
Other receivables (3)	542	556	504	1,312	2,282	7,175	12,371	0.1	6,933	0.1
Grand total in 2015	1,018,207	847,664	796,478	1,934,457	3,098,535	7,885,896	15,581,237	100.0
Grand total in 2014	884,269	747,168	642,300	1,655,041	2,669,692	6,736,149			13,334,619	100.0

Bradesco     31

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	Grand total
	Total in 2015 (A+B+C)	% (5)	Total in 2014 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	179,044,007	40.7	165,077,145	39.2
Financing	130,893,777	29.8	124,592,608	29.6
Agricultural and agribusiness loans	20,843,832	4.7	24,082,953	5.7
Subtotal	330,781,616	75.2	313,752,706	74.5
Leasing	3,072,777	0.7	4,319,149	1.0
Advances on foreign exchange contracts (2) (Note 9a)	7,646,767	1.7	5,875,694	1.4
Subtotal	341,501,160	77.6	323,947,549	76.9
Other receivables (3)	25,488,316	5.8	22,491,797	5.3
Total loans	366,989,476	83.4	346,439,346	82.2
Sureties and guarantees (4)	69,883,007	15.9	72,069,547	17.1
Loan assignment - real estate receivables certificate	1,159,747	0.3	1,350,643	0.3
Co-obligation from assignment of rural loan (4)	91,234	-	100,919	-
Loans available for import (4)	245,751	0.1	304,917	0.1
Confirmed exports loans (4)	40,092	-	31,466	-
Acquisition of credit card receivables	1,292,981	0.3	1,441,024	0.3
Grand total in 2015	439,702,288	100.0
Grand total in 2014			421,737,862	100.0

(1)  Including credit card loans and advances on credit card receivables of R$16,868,308 thousand (R$17,422,034 thousand in 2014);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$20,745,581 thousand (R$19,594,184 thousand in 2014);

(4)  Recorded in off-balance sheet accounts; and

(5)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

32       Dezembro 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b) By type and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Discounted trade receivables and loans	30,816,024	83,892,449	10,730,700	25,367,955	8,115,226	2,858,295	2,950,277	1,732,390	12,580,691	179,044,007	48.8	165,077,145	47.7
Financing	36,882,572	40,445,011	41,183,668	8,463,460	1,059,329	614,281	361,561	274,130	1,609,765	130,893,777	35.7	124,592,608	36.0
Agricultural and agribusiness loans	2,666,001	2,782,755	8,461,876	5,979,631	569,150	188,992	36,169	37,786	121,472	20,843,832	5.7	24,082,953	6.9
Subtotal	70,364,597	127,120,215	60,376,244	39,811,046	9,743,705	3,661,568	3,348,007	2,044,306	14,311,928	330,781,616	90.2	313,752,706	90.6
Leasing	70,063	524,620	2,182,480	59,249	44,182	27,445	29,080	13,606	122,052	3,072,777	0.8	4,319,149	1.2
Advances on foreign exchange contracts (2)	2,692,369	2,990,058	908,563	933,651	65,114	39,616	6,219	413	10,764	7,646,767	2.1	5,875,694	1.7
Subtotal	73,127,029	130,634,893	63,467,287	40,803,946	9,853,001	3,728,629	3,383,306	2,058,325	14,444,744	341,501,160	93.1	323,947,549	93.5
Other receivables	2,587,392	17,053,965	1,763,338	3,141,973	174,354	65,949	61,347	32,420	607,578	25,488,316	6.9	22,491,797	6.5
Grand total in 2015	75,714,421	147,688,858	65,230,625	43,945,919	10,027,355	3,794,578	3,444,653	2,090,745	15,052,322	366,989,476	100.0
%	20.6	40.3	17.8	12.0	2.7	1.0	0.9	0.6	4.1	100.0
Grand total in 2014	67,541,021	143,339,402	65,573,273	43,030,814	6,068,003	4,767,545	2,322,519	1,924,145	11,872,624			346,439,346	100.0
%	19.5	41.4	18.9	12.4	1.7	1.4	0.7	0.6	3.4			100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 9a.

Bradesco     33

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Maturity ranges and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Installments not yet due	-	-	1,614,964	3,243,376	2,415,789	1,512,303	1,237,449	863,012	4,694,344	15,581,237	100.0	13,334,619	100.0
1 to 30	-	-	153,586	271,608	129,064	80,219	65,129	49,935	268,666	1,018,207	6.5	884,269	6.7
31 to 60	-	-	112,841	184,771	114,562	73,318	67,115	47,379	247,678	847,664	5.4	747,168	5.6
61 to 90	-	-	100,523	162,810	103,874	89,883	66,020	43,590	229,778	796,478	5.1	642,300	4.8
91 to 180	-	-	190,427	390,432	286,353	179,036	152,054	113,813	622,342	1,934,457	12.4	1,655,041	12.4
181 to 360	-	-	291,546	647,893	478,466	286,463	249,324	183,814	961,029	3,098,535	19.9	2,669,692	20.0
More than 360	-	-	766,041	1,585,862	1,303,470	803,384	637,807	424,481	2,364,851	7,885,896	50.7	6,736,149	50.5
Past-due installments (2)	-	-	434,493	1,201,457	1,135,233	1,045,616	1,130,354	750,409	5,989,674	11,687,236	100.0	9,100,971	100.0
1 to 14	-	-	35,767	189,076	74,716	67,889	29,307	17,706	342,570	757,031	6.5	468,180	5.1
15 to 30	-	-	382,634	322,282	140,299	66,923	38,895	28,634	177,570	1,157,237	9.9	951,658	10.5
31 to 60	-	-	16,092	667,372	271,402	174,846	86,138	54,926	279,664	1,550,440	13.3	1,256,136	13.8
61 to 90	-	-	-	17,220	622,328	189,760	107,986	60,886	284,273	1,282,453	11.0	1,041,112	11.5
91 to 180	-	-	-	5,507	26,488	536,897	853,759	572,102	1,124,272	3,119,025	26.7	2,172,767	23.9
181 to 360	-	-	-	-	-	9,301	14,269	16,155	3,686,505	3,726,230	31.8	3,098,701	34.0
More than 360	-	-	-	-	-	-	-	-	94,820	94,820	0.8	112,417	1.2
Subtotal	-	-	2,049,457	4,444,833	3,551,022	2,557,919	2,367,803	1,613,421	10,684,018	27,268,473		22,435,590
Specific provision	-	-	20,495	133,345	355,102	767,376	1,183,901	1,129,394	10,684,018	14,273,631		11,946,960

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No, 2,682/99.

34      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Installments not yet due	75,714,421	147,688,858	63,181,168	39,501,086	6,476,333	1,236,659	1,076,850	477,324	4,368,304	339,721,003	100.0	324,003,756	100.0
1 to 30	5,876,034	19,122,635	3,072,215	5,477,063	2,454,660	234,288	130,610	61,241	486,215	36,914,961	10.9	34,041,456	10.5
31 to 60	3,959,085	15,022,558	2,593,387	4,224,572	558,747	100,347	66,211	35,857	297,075	26,857,839	7.9	26,352,999	8.1
61 to 90	4,338,708	8,204,080	1,998,939	2,919,327	153,136	66,296	58,545	50,353	163,991	17,953,375	5.3	17,392,831	5.4
91 to 180	11,891,316	17,425,792	5,073,568	5,316,326	360,787	135,968	113,200	72,724	382,056	40,771,737	12.0	37,537,650	11.6
181 to 360	9,714,653	23,099,291	8,087,611	8,855,549	570,086	193,530	122,655	66,212	459,846	51,169,433	15.1	53,202,435	16.4
More than 360	39,934,625	64,814,502	42,355,448	12,708,249	2,378,917	506,230	585,629	190,937	2,579,121	166,053,658	48.8	155,476,385	48.0
Generic provision	-	738,492	631,812	1,185,033	647,633	370,998	538,425	334,127	4,368,304	8,814,824		7,134,243
Grand total in 2015 (2)	75,714,421	147,688,858	65,230,625	43,945,919	10,027,355	3,794,578	3,444,653	2,090,745	15,052,322	366,989,476
Existing provision	-	844,174	746,872	3,994,638	2,558,553	1,854,649	2,370,177	2,076,592	15,052,322	29,497,977
Minimum required provision	-	738,492	652,307	1,318,378	1,002,735	1,138,374	1,722,326	1,463,521	15,052,322	23,088,455
Excess provision (3)	-	105,682	94,565	2,676,260	1,555,818	716,275	647,851	613,071	-	6,409,522
Grand total in 2014 (2)	67,541,021	143,339,402	65,573,273	43,030,814	6,068,003	4,767,545	2,322,519	1,924,145	11,872,624			346,439,346
Existing provision	-	788,032	785,920	2,253,467	1,735,447	2,139,802	1,589,696	1,922,255	11,872,624			23,087,243
Minimum required provision	-	716,697	655,733	1,290,925	606,800	1,430,264	1,161,259	1,346,901	11,872,624			19,081,203
Excess provision (3)	-	71,335	130,187	962,542	1,128,647	709,538	428,437	575,354	-			4,006,040

(1)   Percentage of maturities by type of installment;
(2)   The grand total includes performing loans of R$339,721,003thousand (R$324,003,756 thousand in 2014) and non-performing loans of R$27,268,473thousand (R$22,435,590 thousand in 2014); and
(3)   On December 31, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for  the excess provision, and totals R$694,184 thousand (R$421,596 thousand in 2014) (Note 19b).

Bradesco     35

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)    Concentration of loans

	On December 31 - R$ thousand
	2015	% (1)	2014	% (1)
Largest borrower	10,241,594	2.8	6,828,851	2.0
10 largest borrowers	33,934,087	9.2	24,043,751	6.9
20 largest borrowers	49,215,450	13.4	35,072,065	10.1
50 largest borrowers	72,260,779	19.7	49,656,653	14.3
100 largest borrowers	88,061,715	24.0	62,286,978	18.0

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	On December 31 - R$ thousand
	2015	%	2014	%
Public sector	10,250,375	2.8	6,849,002	2.0
Federal government	10,241,594	2.8	6,828,851	2.0
Petrochemical	10,241,594	2.8	6,828,851	2.0
State government	8,781	-	20,151	-
Production and distribution of electricity	8,781	-	20,151	-
Private sector	356,739,101	97.2	339,590,344	98.0
Manufacturing	65,158,128	17.7	56,650,811	16.3
Food products and beverages	13,663,410	3.7	13,640,472	3.9
Steel, metallurgy and mechanics	11,036,550	3.0	10,092,436	2.9
Light and heavy vehicles	8,690,405	2.4	5,353,212	1.5
Chemical	5,623,541	1.5	4,521,503	1.3
Pulp and paper	4,532,249	1.2	3,886,237	1.1
Textiles and apparel	2,905,258	0.8	3,138,214	0.9
Rubber and plastic articles	2,820,736	0.8	2,810,330	0.8
Furniture and wood products	2,118,945	0.6	2,205,150	0.7
Non-metallic materials	1,948,504	0.5	2,081,481	0.6
Automotive parts and accessories	2,135,485	0.6	1,998,093	0.6
Oil refining and production of alcohol	1,492,215	0.4	1,816,990	0.5
Electric and electronic products	1,313,480	0.4	1,237,125	0.4
Extraction of metallic and non-metallic ores	2,390,913	0.6	1,166,969	0.3
Leather articles	903,781	0.2	791,083	0.2
Publishing, printing and reproduction	552,354	0.2	578,718	0.2
Other industries	3,030,302	0.8	1,332,798	0.4
Commerce	41,167,862	11.2	42,849,384	12.5
Merchandise in specialty stores	7,562,731	2.0	8,317,266	2.4
Food products, beverages and tobacco	4,874,823	1.3	5,553,398	1.6
Non-specialized retailer	6,359,532	1.7	5,405,122	1.5
Waste and scrap	3,387,141	0.9	3,679,167	1.1
Automobile	2,830,651	0.8	3,364,449	1.0
Clothing and footwear	3,006,953	0.8	3,079,345	0.9
Motor vehicle repairs, parts and accessories	2,832,412	0.8	3,065,933	0.9
Agricultural products	2,066,407	0.6	2,285,594	0.7
Grooming and household articles	1,877,115	0.5	2,211,096	0.6
Fuel	1,846,528	0.5	1,970,667	0.6
Trading intermediary	1,026,999	0.3	967,834	0.3

36      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	2015	%	2014	%
Wholesale of goods in general	1,029,359	0.3	942,695	0.3
Other commerce	2,467,211	0.7	2,006,818	0.6
Financial intermediaries	4,252,849	1.2	3,736,254	1.1
Services	96,464,131	26.3	92,782,420	26.6
Civil construction	23,347,260	6.4	24,567,839	7.1
Transportation and storage	17,471,591	4.8	18,319,498	5.3
Real estate activities, rentals and corporate services	12,335,436	3.4	12,482,679	3.6
Holding companies, legal, accounting and business advisory services	7,165,977	1.9	6,758,937	1.8
Clubs, leisure, cultural and sport activities	5,675,333	1.5	4,826,010	1.4
Production and distribution of electric power, gas and water	4,722,345	1.3	4,616,014	1.3
Social services, education, health, defense and social security	3,118,796	0.8	3,112,357	0.9
Hotels and catering	2,867,336	0.8	2,919,739	0.8
Telecommunications	440,342	0.1	774,953	0.2
Other services	19,319,715	5.3	14,404,394	4.2
Agriculture, cattle raising, fishing, forestry and timber industry	3,155,975	0.9	3,461,945	1.0
Individuals	146,540,156	39.9	140,109,530	40.5
Total	366,989,476	100.0	346,439,346	100.0

Bradesco     37

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

f)   Breakdown of loans and allowance for loan losses

Level of risk	On December 31 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2015 YTD (2)	% 2014 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	75,714,421	75,714,421	20.6	20.6	19.5
A	-	-	-	147,688,858	147,688,858	40.3	60.9	60.9
B	434,493	1,614,964	2,049,457	63,181,168	65,230,625	17.8	78.7	79.8
C	1,201,457	3,243,376	4,444,833	39,501,086	43,945,919	12.0	90.7	92.2
Subtotal	1,635,950	4,858,340	6,494,290	326,085,533	332,579,823	90.7
D	1,135,233	2,415,789	3,551,022	6,476,333	10,027,355	2.7	93.4	93.9
E	1,045,616	1,512,303	2,557,919	1,236,659	3,794,578	1.0	94.4	95.3
F	1,130,354	1,237,449	2,367,803	1,076,850	3,444,653	0.9	95.3	96.0
G	750,409	863,012	1,613,421	477,324	2,090,745	0.6	95.9	96.6
H	5,989,674	4,694,344	10,684,018	4,368,304	15,052,322	4.1	100.0	100.0
Subtotal	10,051,286	10,722,897	20,774,183	13,635,470	34,409,653	9.3
Grand total in 2015	11,687,236	15,581,237	27,268,473	339,721,003	366,989,476	100.00
%	3.2	4.2	7.4	92.6	100.0
Grand total in 2014	9,100,971	13,334,619	22,435,590	324,003,756	346,439,346	100.00
%	2.7	3.8	6.5	93.5	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

38      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Level of risk	On December 31 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	% 2015 YTD (1)	% 2014 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	738,492	738,492	105,682	844,174	0.6	0.5
B	1.0	4,345	16,150	20,495	631,812	652,307	94,565	746,872	1.1	1.2
C	3.0	36,044	97,301	133,345	1,185,033	1,318,378	2,676,260	3,994,638	9.1	5.2
Subtotal		40,389	113,451	153,840	2,555,337	2,709,177	2,876,507	5,585,684	1.7	1.2
D	10.0	113,523	241,579	355,102	647,633	1,002,735	1,555,818	2,558,553	25.5	28.6
E	30.0	313,685	453,691	767,376	370,998	1,138,374	716,275	1,854,649	48.9	44.9
F	50.0	565,177	618,724	1,183,901	538,425	1,722,326	647,851	2,370,177	68.8	68.4
G	70.0	525,286	604,108	1,129,394	334,127	1,463,521	613,071	2,076,592	99.3	99.9
H	100.0	5,989,674	4,694,344	10,684,018	4,368,304	15,052,322	-	15,052,322	100.0	100.0
Subtotal		7,507,345	6,612,446	14,119,791	6,259,487	20,379,278	3,533,015	23,912,293	69.5	71.5
Grand total in 2015		7,547,734	6,725,897	14,273,631	8,814,824	23,088,455	6,409,522	29,497,977	8.0
%		25.6	22.8	48.4	29.9	78.3	21.7	100.0
Grand total in 2014		6,108,398	5,838,562	11,946,960	7,134,243	19,081,203	4,006,040	23,087,243		6.7
%		26.5	25.3	51.8	30.8	82.6	17.4	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On December 31, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$694,184 thousand (R$421,596 thousand in 2014) (Note 19b).

Bradesco     39

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)    Changes in allowance for loan losses

	On December 31 YTD - R$ thousand
	2015	2014
Opening balance	23,087,243	21,574,376
- Specific provision (1)	11,946,960	10,745,562
- Generic provision (2)	7,134,243	6,796,331
- Excess provision (3)	4,006,040	4,032,483
Additions (Note 8h-1)	20,989,175	14,448,252
Write-offs	(14,578,441)	(12,935,385)
Closing balance	29,497,977	23,087,243
- Specific provision (1)	14,273,631	11,946,960
- Generic provision (2)	8,814,824	7,134,243
- Excess provision (3) (4)	6,409,522	4,006,040

(1)  For contracts with installments past due for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk in Note 8f; and

(4)  On December 31, 2015, it includes the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$694,184 thousand (R$421,596 thousand in 2014) (Note 19b).

h)      Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows,

	On December 31 YTD - R$ thousand
	2015	2014
Amount recorded (1)	20,989,175	14,448,252
Amount recovered (2)	(4,154,122)	(3,918,809)
Allowance for Loan Losses expense net of amounts recovered	16,835,053	10,529,443

(1)  In the year ended December 31, 2015 includes amount recorded of the provision of guarantees offered, comprising sureties, guarantees, letters of credit and standby letter of credit, which are presented in the “excess” provision, totaling R$272,588 thousand (R$83,973 thousand in 2014); and

(2)  Classified in income from loans (Note 8j).

i)       Changes in the renegotiated portfolio

	On December 31 YTD - R$ thousand
	2015	2014
Opening balance	10,777,178	10,191,901
Amount renegotiated	13,135,207	10,484,112
Amount received	(7,261,018)	(5,865,574)
Write-offs	(3,919,090)	(4,033,261)
Closing balance	12,732,277	10,777,178
Allowance for loan losses	8,432,306	6,902,438
Percentage on renegotiated portfolio	66.2%	64.0%

40      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

j)      Income from loans and leasing

	On December 31 YTD - R$ thousand
	2015	2014
Discounted trade receivables and loans	46,187,463	39,775,690
Financing	15,301,119	13,379,393
Agricultural and agribusiness loans	1,611,727	1,184,983
Subtotal	63,100,309	54,340,066
Recovery of credits charged-off as losses	4,154,122	3,918,809
Subtotal	67,254,431	58,258,875
Leasing, net of expenses	505,182	649,400
Total	67,759,613	58,908,275

k)     Conciliation of the composition of the portfolio of financial leasing, at present value, with the accounting balances (Notes 3g and 8b):

	On December 31 YTD - R$ thousand
	2015	2014
Financial leases receivable	2,885,869	4,080,559
Income to be appropriated for financial leases receivable	(2,786,528)	(4,006,136)
Financial leased assets + losses in leases (net)	9,224,420	12,299,444
Accrued depreciation on asset finance leasing:	(3,236,944)	(4,320,331)
- Accumulated depreciation	(5,625,879)	(7,457,843)
- Difference in depreciation	2,388,935	3,137,512
Anticipated guaranteed residual value (Note 19b)	(3,014,040)	(3,734,387)
Total of the present value	3,072,777	4,319,149

9)      OTHER RECEIVABLES

a)      Foreign exchange portfolio

Balances

	On December 31 - R$ thousand
	2015	2014
Assets – other receivables
Exchange purchases pending settlement	11,064,254	8,481,157
Exchange sale receivables	3,358,519	3,456,757
(-) Advances in domestic currency received	(161,992)	(228,496)
Income receivable on advances granted	108,718	64,876
Total	14,369,499	11,774,294
Liabilities – other liabilities
Exchange sales pending settlement	3,401,184	3,463,430
Exchange purchase payables	9,855,141	7,792,842
(-) Advances on foreign exchange contracts	(7,646,767)	(5,875,694)
Other	7,512	4,754
Total	5,617,070	5,385,332
Net foreign exchange portfolio	8,752,429	6,388,962
Off-balance-sheet accounts:
- Loans available for import	245,751	304,917
- Confirmed exports loans	40,093	31,466

Bradesco     41

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	On December 31 YTD - R$ thousand
	2015	2014
Foreign exchange income	5,332,710	1,295,224
Adjustments:
- Income on foreign currency financing (1)	370,318	169,594
- Income on export financing (1)	1,794,425	1,046,317
- Income on foreign investments (2)	59,908	30,215
- Expenses of liabilities with foreign bankers (3) (Note 16c)	(2,349,502)	(890,722)
- Funding expenses (4)	(1,179,402)	(652,812)
- Other	(2,891,631)	(120,123)
Total adjustments	(4,195,884)	(417,531)
Adjusted foreign exchange income	1,136,826	877,693

(1)  Recognized in “Income from loans”;

(2)  Recognized in “Income from security transactions”;

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”; and

(4)  Refers to funding expenses of investments in foreign exchange.

b)   Sundry

	On December 31 - R$ thousand
	2015	2014
Deferred tax assets (Note 32c)	46,376,596	29,093,401
Credit card operations	22,038,562	21,035,208
Debtors for escrow deposits	10,466,064	9,407,040
Prepaid taxes	6,270,214	5,657,975
Trade and credit receivables (1)	5,632,752	3,681,909
Other debtors	5,127,162	5,197,940
Payments to be reimbursed	706,035	781,550
Receivables from sale of assets	100,335	79,901
Other	388,706	189,021
Total	97,106,426	75,123,945

(1)  Primarily includes receivables from the acquisition of loans without substantial transfer of risks and benefits.

42      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

10)    OTHER ASSETS

a)     Foreclosed assets/other

	On December 31 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2015	2014
Real estate	1,081,355	(176,987)	904,368	690,326
Vehicles and similar	574,016	(343,629)	230,387	234,391
Goods subject to special conditions	310,811	(310,811)	-	-
Inventories/warehouse	47,569	-	47,569	47,368
Machinery and equipment	16,763	(10,646)	6,117	7,365
Other	22,674	(18,164)	4,510	7,243
Total in 2015	2,053,188	(860,237)	1,192,951
Total in 2014	1,674,387	(687,694)		986,693

b)    Prepaid expenses

	On December 31 - R$ thousand
	2015	2014
Commission on the placement of loans and financing (1)	823,017	1,486,198
Advertising and marketing expenses (2)	196,889	111,376
Other (3)	1,288,366	424,255
Total	2,308,272	2,021,829

(1)  Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(2)  Prepaid expenses of future advertising and marketing campaigns on media; and

(3)  It includes, basically, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

Bradesco     43

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

11)    INVESTMENTS

a)      The income/expense from the equity method accounting of investments was recorded in the income statement, under “Equity in the Earnings (Losses) of Affiliates and Subsidiaries”, and correspond in the year of 2015 to R$23,662,901 thousand (R$9,202,443 thousand in 2014) and the investments under the entry "Earnings of Affiliates and Subsidiaries" and correspond to R$28,707,872 thousand (R$33,927,450 thousand in 2014).

Companies (1)	On December 31 - R$ thousand
	Capital Stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)			Equity interest consolidated on capital stock	Adjusted income	Book value	Equity accounting adjustments (2)
			Common	Preferred	Quotas			2015	2015	2014
Bradseg Participações S.A.	11,200,000	20,861,473	7,456,226	-	-	97.08%	5,233,328	20,252,318	5,080,514	4,277,217
Rubi Holdings Ltda.	5,822,146	3,466,163	-	-	5,817,526	99.92%	978,715	3,463,390	977,932	848,699
Tibre Holdings Ltda.	250,000	502,131	-	-	250,000	100.00%	51,369	502,131	51,369	25,850
BF Promotora de Vendas Ltda.	426,220	301,524	-	-	426,220	100.00%	(38,220)	301,524	(38,220)	(26,705)
Embaúba Holdings Ltda.	326,000	273,392	-	-	285,905	87.70%	71,213	239,765	62,454	69,295
Haitong Banco de Investimento do Brasil S.A. (3)	420,000	651,240	12,734	12,734	-	20.00%	(26,885)	130,248	(5,377)	10,891
Bradescard Elo Participações S.A.	657,155	82,605	1,608,331	1,608,331	-	100.00%	7,775	82,605	7,775	(10,669)
Earnings of Affiliates and Subsidiaries Abroad								355,633	14,270	(605,377)
Other (4)								3,380,258	464,070	132,565
Foreign exchange gain/loss of branches abroad and other companies									17,048,114	4,480,677
Total Earnings of Affiliates and Subsidiaries								28,707,872	23,662,901	9,202,443

(1)  Data related to December 31, 2015;

(2)  The adjustment considers income calculated periodically by the companies and includes equity variations recorded by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(3)  New corporate name of BES Investimento do Brasil S.A.; and

(4)  Basically, investments in the enterprises: Serel Participações em Imóveis S,A,, Bankpar Consultoria e Serviços Ltda,, Caetê Holdings Ltda,, Ganant Corretora de Seguros Ltda,, Miramar Holdings S,A,, Neon Holdings S,A, and Imagra Imobiliária e Agrícola Ltda.

44      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

12)    PREMISES AND EQUIPMENT AND LEASED ASSETS

	On December 31 - R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2015	2014
Property and equipment:
- Buildings	4%	39,021	(25,303)	13,718	30,586
- Land	-	5,514	-	5,514	82,032
Facilities, furniture and equipment in use	10%	4,701,815	(2,373,168)	2,328,647	1,993,656
Security and communication systems	10%	231,890	(163,662)	68,228	50,583
Data processing systems	20 to 50%	3,073,664	(2,120,899)	952,765	844,585
Transportation systems	20%	104,779	(36,414)	68,365	43,734
Fixed Assets in Course		450	-	450	-
Subtotal		8,157,133	(4,719,446)	3,437,687	3,045,176
Leased assets		9,224,419	(3,236,944)	5,987,475	7,979,114
Grand total in 2015		17,381,552	(7,956,390)	9,425,162
Grand total in 2014		19,740,435	(8,716,145)		11,024,290

The fixed assets to net worth ratio is 35.2% when considering only the companies and payment institutions within the economic group (the “Prudential Consolidation”), where the maximum limit of 50.0%.

In the financial year of 2015, losses were recorded following impairment under the heading "Use of assets", in the amount of R$18,186 thousand, basically, in "Security Systems and Communications" (2014 – R$802 thousand, basically in Installations, Furniture and Premises and Equipment).

13)    DEFERRED

	On December 31 - R$ thousand
	Cost	Amortization	Cost net of amortization
			2015	2014
Development of systems	1,502,125	(1,486,491)	15,634	54,893
Grand total in 2015	1,502,125	(1,486,491)	15,634
Grand total in 2014	1,731,266	(1,676,373)		54,893

Bradesco     45

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

14)    INTANGIBLE ASSETS

a)   Intangible assets

Acquired intangible assets consist of:

	On December 31 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2015	2014
Acquisition of financial services rights	Contract (4)	5,109,609	(2,957,782)	2,151,827	1,949,737
Software (2)	20%	5,852,572	(2,950,220)	2,902,352	2,799,879
Future profitability/ client porffolio (3)	Up to 20%	2,857,728	(851,896)	2,005,832	1,146,289
Other (5)	Contract	2,887,265	(520,028)	2,367,237	332,609
Total in 2015		16,707,174	(7,279,926)	9,427,248
Total in 2014		11,135,185	(4,906,671)		6,228,514

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Composed of goodwill on the acquisition of equity interest in Banco Bradescard - R$718,441 thousand, Cielo/Investees - R$1,114,660 thousand and Banco Bradesco BBI S,A, - R$145,351 thousand;

(4)  Based on the pay-back of each agreement; and

(5)  Includes the operational agreement between Cielo, our jointly-controlled subsidiary and Banco do Brasil, which created an association, to manage the transactions originating from credit card operations, which will be amortized within up to 30 years.

b)   Changes in intangible assets by type

	On December 31 YTD - R$ thousand
	Acquisition of banking rights	Software	Future profitability/ client portfolio	Other	2015	2014
Initial balance	1,949,737	2,799,879	1,146,289	332,609	6,228,514	6,434,580
Additions (reductions) (1) (2)	1,030,971	1,113,985	1,160,564	2,060,688	5,366,208	1,375,619
Amortization for the period	(828,881)	(1,011,512)	(301,021)	(26,060)	(2,167,474)	(1,581,685)
Closing balance	2,151,827	2,902,352	2,005,832	2,367,237	9,427,248	6,228,514

(1)  Under the heading “Future profitability/client portfolio/market value” includes the intangible asset generated by the acquisition of shares of Cielo;

(2)  Under the heading “Others” includes: (i) the operational agreement between Cielo, our jointly-controlled subsidiary, which created an association, to manage the transactions originating from credit card operations, which will be amortized within up to 30 years, and (ii) expenditure by analysis of recoverability of assets – impairment, to the value of R$207,880 thousand (R$84,806 thousand in 2014).

46      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

15)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
● Demand deposits (1)	23,914,239	-	-	-	23,914,239	33,249,863
● Savings deposits (1)	91,878,816	-	-	-	91,878,816	92,154,815
● Interbank deposits	376,939	30,583	16,027	46,858	470,407	646,284
● Time deposits (2)	16,310,355	11,847,975	9,485,582	43,128,498	80,772,410	86,456,314
Grand total in 2015	132,480,349	11,878,558	9,501,609	43,175,356	197,035,872
%	67.3	6.0	4.8	21.9	100.0
Grand total in 2014	141,438,134	19,989,210	5,709,201	45,370,731		212,507,276
%	66.5	9.4	2.7	21.4		100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

b)   Securities sold under agreements to repurchase

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Own portfolio	42,171,625	48,943,025	6,151,156	26,319,943	123,585,749	120,363,423
● Government securities	37,153,599	180,039	25,097	3,365	37,362,100	36,969,768
● Debentures of own issuance	2,333,586	48,762,986	6,126,059	24,859,498	82,082,129	76,434,829
● Foreign	2,684,440	-	-	1,457,080	4,141,520	6,958,826
Third-party portfolio (1)	121,626,991	-	-	-	121,626,991	179,742,904
Unrestricted portfolio (1)	4,644,238	238,134	-	-	4,882,372	838,770
Grand total in 2015	168,442,854	49,181,159	6,151,156	26,319,943	250,095,112
%	67.3	19.7	2.5	10.5	100.0
Grand total in 2014	225,602,011	39,118,278	7,469,598	28,755,210		300,945,097
%	74.9	13.0	2.5	9.6		100.0

(1)  Represented by government securities.

Bradesco     47

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Funds from issuance of securities

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Securities – Brazil:
- Mortgage bonds	-	-	-	-	-	404,915
- Letters of credit for real estate	932,593	5,514,515	7,898,152	5,877,960	20,223,220	11,862,705
- Letters of credit for agribusiness	307,325	2,752,409	2,531,369	2,051,147	7,642,250	8,570,579
- Financial bills	2,953,847	8,717,995	17,186,035	50,606,408	79,464,285	59,823,454
Subtotal	4,193,765	16,984,919	27,615,556	58,535,515	107,329,755	80,661,653
Securities – Overseas:
- MTN Program Issues (1)	376,340	2,317,689	114,227	3,413,126	6,221,382	6,290,306
- Securitization of future flow of money orders received from overseas	6,772	583,078	583,077	2,099,303	3,272,230	2,489,511
Subtotal	383,112	2,900,767	697,304	5,512,429	9,493,612	8,779,817
Structured operations certificates	24,961	169,677	168,647	149,058	512,343	260,046
Grand total in 2015	4,601,838	20,055,363	28,481,507	64,197,002	117,335,710
%	3.9	17.1	24.3	54.7	100.0
Grand total in 2014	3,192,652	25,163,194	18,291,959	43,053,711		89,701,516
%	3.6	28,1	20,4	47.9		100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

48      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)   Cost for market funding and inflation

	On December 31 YTD - R$ thousand
	2015	2014
Savings deposits	6,450,258	5,440,263
Time deposits	9,757,877	9,610,157
Securities sold under agreements to repurchase	28,680,607	25,028,568
Funds from issuance of securities	13,593,214	8,053,689
Other funding expenses	498,232	461,030
Total	58,980,188	48,593,707

16)    BORROWING AND ON-LENDING

a)  Borrowing

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Overseas	4,580,101	10,442,597	7,948,005	5,263,225	28,233,928	15,200,764
Grand total in 2015	4,580,101	10,442,597	7,948,005	5,263,225	28,233,928
%	16.2	37.0	28.2	18.6	100.0
Grand total in 2014	2,584,666	6,749,480	3,783,100	2,083,518		15,200,764
%	17.0	44.4	24.9	13.7		100.0

b)  On-lending

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
In Brazil	1,008,437	5,766,156	5,269,883	26,158,687	38,203,163	42,295,577
- National Treasury	-	-	133,028	-	133,028	151,096
- BNDES	328,171	2,206,106	1,267,349	8,607,769	12,409,395	12,273,443
- FINAME	678,970	3,555,197	3,865,308	17,550,918	25,650,393	29,849,333
- Other institutions	1,296	4,853	4,198	-	10,347	21,705
Overseas	16,790	141,072	1,953,300	1,786,721	3,897,883	1,483,967
Grand total in 2015	1,025,227	5,907,228	7,223,183	27,945,408	42,101,046
%	2.4	14.0	17.2	66.4	100.0
Grand total in 2014	1,151,547	5,702,212	7,764,835	29,160,950		43,779,544
%	2.6	13.0	17.7	66.7		100.0

Bradesco     49

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Borrowing and on-lending expenses

	On December 31 YTD - R$ thousand
	2015	2014
Borrowing:
- In Brazil	451,871	26,765
- Overseas	272,154	138,365
Subtotal borrowing	724,025	165,130
On-lending in Brazil:
- National Treasury	7,292	5,248
- BNDES	769,167	703,085
- FINAME	825,788	710,845
- Other institutions	1,461	1,998
On-lending overseas:
- Payables to foreign bankers (Note 9a)	2,349,502	890,722
- Other expenses with foreign on-lending	24,313,634	6,219,412
Subtotal on-lending	28,266,844	8,531,310
Total	28,990,869	8,696,440

17)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under
Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

Organização Bradesco is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and not judged, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

50      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on Organização Bradesco’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations – provision for tax risks

The Organização Bradesco is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel, The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court, During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-          PIS and Cofins – R$2,088,742 thousand (R$1,792,621 thousand in 2014): a request for authorization to calculate and pay PIS and Cofins based on effective billing, as set forth in Article 2 of Supplementary Law No, 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-          IRPJ/CSLL on losses of credits – R$1,880,905 thousand (R$2,059,542 thousand in 2014): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No, 9,430/96 that only apply to temporary losses;

-          PIS – EC 17/97 - R$233,597 thousand (R$321,748 thousand in 2014): for the period from July 1997 to February 1998, request to calculate and pay Pis contributions as established by LC 07/70 (Pis Repique) and not as established by EC 17/97 (Pis on Gross Operating Income);

Bradesco     51

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

-          PIS – R$325,932 thousand (R$320,067 thousand in 2014): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as Pis contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i,e,, gross operating income, as defined in the income tax legislation (set out in Article 44 of Law No, 4,506/64), which excludes interest income; and

-          Pension Contributions – R$995,380 thousand (R$463,071 thousand in 2014): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the audit as compensatory sums subject to the incidence of such financial contributions and isolated fine for not withholding tax of the IRRF on the related financial contributions.

            IV -   Provisions by nature

	On December 31 - R$ thousand
	2015	2014
Labor claims	2,876,624	2,465,899
Civil claims	3,321,586	3,173,869
Subtotal (1)	6,198,210	5,639,768
Provision for tax risks (2)	6,376,654	5,725,057
Total	12,574,864	11,364,825

(1)   Note 19b; and

(2)   Classified under “Other liabilities - tax and social security” (Note 19a).

              V -   Changes in provisions

	R$ thousand
	Labor (1)	Civil	Tax (2) (3)
Balance on December 31, 2014	2,465,899	3,173,869	5,725,057
Adjustment for inflation	362,331	376,711	549,044
Provisions, net of reversals and write-offs	876,940	863,092	114,555
Payments	(828,546)	(1,092,086)	(12,002)
Balance on December 31, 2015	2,876,624	3,321,586	6,376,654

(1)  Includes, the constitution of labor provisions, concerning the improvement of the calculation methodology, totaling R$267,253 thousand;

(2)  Includes constitution of tax provision: (i) related to the incidence of pension contributions on financial contributions in private pension plans, in the amount of R$387,560 thousand; and (ii) IRPJ/CSLL on losses of credits, totaling R$47,545 thousand; and

(3)  Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Organização Bradesco maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,910,629 thousand (R$1,840,272 thousand in 2014) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$1,777,707 thousand (R$991,924 thousand in 2014); c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$1,200,403 thousand (R$1,034,018 thousand in 2014); and d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$908,915 thousand (R$1,226,665 thousand in 2014).

52      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

18)    SUBORDINATED DEBT

	On December 31 - R$ thousand
	Original term in years	Amount of the operation	2015	2014
In Brazil:
Subordinated CDB:
2015 (1)	6	-	-	2,677,464
2016	6	500	1,129	952
2019	10	20,000	48,919	40,986
Financial bills:
2016	6	102,018	194,398	166,069
2017	6	8,630,999	10,479,463	9,904,746
2018	6	8,262,799	9,449,037	9,036,475
2019	6	21,858	29,859	26,148
2017	7	40,100	84,064	72,358
2018	7	141,050	256,191	216,409
2019	7	3,172,835	3,366,282	3,294,514
2020	7	1,700	2,351	2,036
2022 (2)	7	4,305,011	4,393,265	-
2018	8	50,000	97,531	82,323
2019	8	12,735	22,230	19,329
2020	8	28,556	43,541	37,726
2021	8	1,236	1,710	1,486
2023 (2)	8	1,706,846	1,733,383	-
2021	9	7,000	10,214	8,898
2024 (2)	9	4,924	4,977	-
2021	10	19,200	32,823	27,976
2022	10	54,143	81,225	70,401
2023	10	688,064	921,434	810,721
2025 (2)	10	284,137	293,445	-
2026 (2)	11	3,400	3,432	-
Perpetual (2)	-	5,000,000	5,016,437	-
CDB pegged to loans:
2016	1	792	1,160	3,073
Subtotal in Brazil			36,568,500	26,500,090
Overseas:
2019	10	1,333,575	2,978,569	2,026,515
2021	11	2,766,650	6,398,386	4,349,977
2022	11	1,886,720	4,364,895	2,967,773
Subtotal overseas			13,714,436	9,321,577
Grand total (3)			50,310,350	35,844,355

(1)  Subordinated debt transactions that matured in 2015;

(2)  New issuing of financial bills in 2015; and

(3)  It includes the amount of R$11,444,939 thousand, referring to subordinate debts recorded in “Eligible Debt Capital Instruments”.

Bradesco     53

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

19)    OTHER LIABILITIES

a)   Tax and social security

	On December 31 - R$ thousand
	2015	2014
Provision for tax risk (Note 17b IV)	6,376,654	5,725,057
Provision for deferred income tax (Note 32e)	2,153,563	2,193,593
Taxes and contributions on profit payable	1,861,832	2,728,807
Taxes and contributions payable	1,239,911	780,038
Total	11,631,960	11,427,495

b)   Sundry

	On December 31 - R$ thousand
	2015	2014
Credit card operations	19,100,529	18,094,072
Sundry creditors	11,506,944	8,344,403
Civil and labor provisions (Note 17b IV)	7,519,809	4,948,920
Provision for payments	6,198,210	5,639,768
Loan assignment obligations	4,156,202	4,118,300
Creditors by anticipation of residual value	3,014,040	3,734,387
Obligations by quotas of investment funds	2,965,518	2,794,702
Liabilities for acquisition of assets and rights	391,414	323,595
Other (1)	3,216,316	2,512,940
Total	58,068,982	50,511,087

(1)  Includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is registered in this account but also presented within the excess provision, totaling R$694,184 thousand (R$421,596 thousand in 2014) (Note 8g).

20)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On December 31 - R$ thousand
	2015	2014
Banco Bradesco BBI S,A,	14,107	12,838
Other	90	81
Total	14,197	12,919

21)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31
	2015	2014
Common shares	2,524,364,555	2,103,637,129
Preferred shares	2,524,364,292	2,103,636,910
Subtotal	5,048,728,847	4,207,274,039
Treasury (common shares)	(3,669,932)	(2,898,610)
Treasury (preferred shares)	(15,583,262)	(8,984,870)
Total outstanding shares	5,029,475,653	4,195,390,559

In the Extraordinary General Meeting of March 10, 2015, a deliberation was taken to increase the Capital Stock by R$5,000,000 thousand, increasing it from R$38,100,000 thousand to R$43,100,000 thousand. This was effected through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, with a stock-split of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, of which 420,727,426 were common shares and 420,727,382 were preferred shares. These were attributed free-of-charge to the shareholders registered on March 26, 2015 as bonus, in the ratio of two (2) new shares for every ten (10) shares of the same type that they own.

54      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

In the Extraordinary General Meeting of December 17, 2015, decision was made to increase the share capital in the amount of R$3,000,000 thousand, raising it from R$43,100,000 thousand to R$46,100,000 thousand, in the proportion of 3.275740457% on the shareholder position that each shareholder possessed on December 17, 2015 – base date of subscription rights, through the issue of 164,769,488 new, book-entry nominative shares, with no par value, in which 82,571,414 are common shares and 82,198,074 are preferred shares, at the price of R$19.20 per common share and R$17.21 per preferred share, for private subscription by the shareholders, in the period from January 4, 2016 to February 5, 2016, and pay in of the value corresponding to 100% of the shares subscribed on March 1, 2016, irrespective of the date of delivery of the subscription bulletin.

In a meeting held on February 3, 2016, the Board of Directors resolved to cancel the capital stock increase by means of private subscription of shares, approved in the Special Shareholders’ Meeting held on December 17, 2015, at the amount of R$3,000,000 thousand, by the issuance of 164,769,488 new book-entry, registered shares, with no par value, of which 82,571,414 are common shares at the unit price of R$19.20 and 82,198,074 are preferred shares at the unit price of R$17.21. The decision derived from the volatility of the national and international stock markets, with impacts on the share price in the Stock Exchange. Mentioned cancellation will be submitted to shareholders’ approval in general shareholders’ meeting.

b)   Interest on shareholders’ equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on December 22, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2014, for the amount of R$2,600,300 thousand, at R$0.590325800 (net of 15% withholding income tax - R$0.501776930) per common share and R$0.649358380 (net of 15% withholding income tax - R$0.551954623) per preferred share, which was paid on March 6, 2015.

The Board of Directors’ Meeting held on February 9, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the year of 2014, totaling R$630,572 thousand, at R$0.143153921 per common share and R$0.157469313 per preferred share, which was paid on March 6, 2015.

The Board of Directors’ Meeting held on June 22, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first semester of 2015, totaling R$912,000 thousand, at R$0.172629101 per common share and R$0.189892011 per preferred share, which was paid on July 17, 2015.

The Board of Directors’ Meeting held on December 17, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity totaling R$4,054,200 thousand, at R$0.767706865 per common share and R$0.844477552 per preferred share, which will be paid on March 1, 2016.

Bradesco     55

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Interest on shareholders’ equity and dividends for the year ended December 31, 2015, is calculated as follows:

	R$ thousand	% (1)
Net profit for the period	17,189,635
(-) Legal reserve	859,482
Adjusted calculation basis	16,330,153
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	5,122,964
Withholding income tax on interest on shareholders’ equity	(768,445)
Interim Dividends Paid (2)	912,000
Interest on own capital (net)/dividends accumulated in 2015	5,266,519	32.25
Interest on own capital (net)/dividends accumulated in 2014	4,515,329	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments; and

(2)  Paid on July 17, 2015.

Interest on shareholders’ equity and dividends were paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.225816	0.248397	994,708	149,206	845,502
Supplementary interest paid on own capital	0.590326	0.649358	2,600,300	390,045	2,210,255
Interim Dividends Paid	0.188201	0.207022	829,000	-	829,000
Complementary dividends paid	0.143154	0.157469	630,572	-	630,572
Total accrued on December 31, 2014	1.147497	1.262246	5,054,580	539,251	4,515,329

Monthly interest on shareholders’ equity paid	0.211702	0.232873	1,068,764	160,315	908,449
Supplementary interest on shareholders’ equity provisioned (1) (2)	0.767707	0.844478	4,054,200	608,130	3,446,070
Interim Dividends Paid	0.172629	0.189892	912,000	-	912,000
Total accrued on December 31, 2015	1.152038	1.267243	6,034,964	768,445	5,266,519

(1)    It considers the bonus of 20% of shares occurring in March 2015; and

(2)    To be paid on March 1, 2016.

c)   Treasury shares

A total of 3,669,932 common shares and 15,583,262 preferred shares had been acquired with the effect of the 20% share split, totaling R$431,048 thousand until December 31, 2015, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.46012 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$20.50 per common share and R$19.28 per preferred share on December 31, 2015.

56      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

22)    FEE AND COMMISSION INCOME

	On December 31 YTD - R$ thousand
	2015	2014
Credit card income	9,139,422	6,561,310
Checking account	4,946,319	4,019,107
Loans	2,800,161	2,581,673
Asset management	1,573,818	1,546,748
Collections	1,067,170	1,030,606
Consortium management	1,040,109	880,373
Custody and brokerage services	554,418	520,290
Underwriting / Financial Advisory Services	540,879	636,407
Payments	382,426	371,874
Other	401,502	478,366
Total	22,446,224	18,626,754

23)    PAYROLL AND RELATED BENEFITS

	On December 31 YTD - R$ thousand
	2015	2014
Salaries	6,016,606	5,460,980
Benefits	2,746,911	2,446,429
Social security charges	2,280,890	2,129,862
Employee profit sharing	1,240,636	1,147,936
Provision for labor claims (1)	765,102	1,028,015
Training	127,405	123,786
Total	13,177,550	12,337,008

(1)    Includes constitution of labor provisions concerning the improvement of the calculation methodology  to the sum of R$267,253 thousand (R$488,300 thousand in 2014).

24)    OTHER ADMINISTRATIVE EXPENSES

	On December 31 YTD - R$ thousand
	2015	2014
Outsourced services	3,971,066	3,472,405
Depreciation and amortization	2,995,757	2,432,030
Data processing	1,553,556	1,291,392
Communication	1,520,856	1,342,721
Rental	1,387,437	1,273,267
Asset maintenance	1,021,893	975,612
Advertising and marketing	888,208	717,820
Financial system services	839,670	777,191
Transport	619,539	719,775
Security and surveillance	607,420	556,254
Supplies	324,443	221,234
Water, electricity and gas	315,954	309,062
Travel	106,277	81,628
Other	1,366,622	1,334,491
Total	17,518,698	15,504,882

Bradesco     57

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

25)    TAX EXPENSES

	On December 31 YTD - R$ thousand
	2015	2014
Contribution for Social Security Financing (COFINS)	2,730,197	2,057,491
Social Integration Program (PIS) contribution	575,756	488,664
Tax on Services (ISSQN)	461,874	388,226
Municipal Real Estate Tax (IPTU) expenses	71,254	59,821
Other	234,520	176,207
Total	4,073,601	3,170,409

26)    OTHER OPERATING INCOME

	On December 31 YTD - R$ thousand
	2015	2014
Other interest income	2,337,016	1,579,178
Reversal of other operating provisions	1,502,162	3,167,767
Revenues from recovery of charges and expenses	267,467	166,086
Other	1,749,234	1,520,243
Total	5,855,879	6,433,274

(1)  In the year ended December 31, 2014, the reversal of tax provision on the Cofins process, the matter had its closure in favor of the Organization in the amount of R $ 1,378,103 thousand.

27)    OTHER OPERATING EXPENSES

	On December 31 YTD - R$ thousand
	2015	2014
Other finance costs	5,150,809	3,670,848
Sundry losses	1,781,899	1,720,915
Discount granted	1,379,205	1,330,101
Commissions on loans and financing	1,316,963	1,227,500
Intangible assets amortization	63,344	60,563
Other (1)	3,959,642	3,235,038
Total	13,651,862	11,244,965

(1)  In the year ended December 31, 2015, it basically includes: (i) provision for the tax contingency, to the sum of R$419,603 thousand (Note 17b (v)); (ii) constitution for guarantees provided, encompassing guarantees, sureties, letters of credit and standby letter of credit, which was highlighted from the provision surplus, to the sum of R$272,588 thousand (R$83,973 thousand in 2014) (Note 8h); and (iii) expenses by analysis of the recoverability of assets – impairment of R$210,481 thousand (R$85,608 thousand in 2014).

28)    NON-OPERATING INCOME (LOSS)

	On December 31 YTD - R$ thousand
	2015	2014
Gain/loss on sale and write-off of assets and investments	(352,116)	(398,332)
Recording/reversal of non-operating provisions	(194,467)	(251,788)
Other	97,785	150,983
Total	(448,798)	(499,137)

58      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

29)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)   Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations, The transactions are as follows:

	On December 31 - R$ thousand
	2015		2014
	Assets (liabilities)	Revenues (expenses)	Assets (liabilities)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	2,749,173	-	477,975	-
Cidade de Deus Companhia Comercial de Participações	(942,262)	-	(750,925)	-
Fundação Bradesco	(337,120)	-	(268,664)	-
Elba Holdings Ltda,	200,182	-	200,182	-
Bradseg Participações Ltda,	3,750,000	-	1,219,009	-
Other controllers, subsidiaries and of shared control	78,373	-	78,373	-
Demand deposits/Savings accounts:	(107,111)	(684)	(238,189)	(798)
Bradesco Vida e Previdência S,A,	(2,116)	-	(513)	-
Brasília Cayman Investments II Limited	-	-	(210,829)	-
Key Management Personnel	(12,044)	(684)	(19,651)	(798)
Other controllers, subsidiaries and of shared control	(92,951)	-	(7,196)	-
Time deposits:	(509,153)	(10,118)	(170,317)	(67,972)
Cidade de Deus Companhia Comercial de Participações	(114,221)	(112)	(59,941)	(71)
Fidelity Processadora e Serviços S,A,	-	(1,361)	(316)	(13,219)
Brasília Cayman Investments II Limited	(309,924)	-	-	-
Key Management Personnel	(57,385)	(8,266)	(73,181)	(8,373)
Other controllers, subsidiaries and of shared control	(27,623)	(379)	(36,879)	(46,309)
Captures in Interbank deposits:	(3,960)	(8)	(5,048)	-
Bradesco North América LLC Delaware	(47)	-	(2,922)	-
Other controllers, subsidiaries and of shared control	(3,913)	(8)	(2,126)	-
Securities sold under agreements to repurchase:	(3,671,118)	(800,263)	(7,985,578)	(520,606)
Embaúba Holdings Ltda,	-	(40,013)	(740,218)	(73,617)
Quixabá Empreendimentos e Participações Ltda,	(421,300)	(197,248)	(1,570,348)	(103,570)
Bradesplan Participações Ltda,	(514,043)	(130,525)	(1,027,622)	(48,023)
Tempo Serviços Ltda,	-	-	(1,280,017)	(7,245)
Serel Participações em Imóveis S,A,	(183,666)	(62,699)	(489,839)	(48,947)
Alvorada Serviços e Negócios Ltda,	-	-	(453,047)	(46,544)
STVD Holdings S,A,	(267,432)	(78,876)	(640,359)	(33,733)
Columbus Holdings S,A,	(562,391)	(59,979)	(292,558)	(22,516)
Ganant Corretora de Seguros Ltda,	(148,199)	(35,033)	(272,429)	(20,690)
BVP Promotora de Vendas Ltda,	(116,415)	(25,474)	(197,661)	(15,012)
Cidade de Deus Companhia Comercial de Participações	(637,903)	(67,465)	(290,413)	(34,927)
BBD Participações S,A,	-	(10,018)	(29,118)	(13,040)
Key Management Personnel	(17,806)	(3,493)	(92,043)	(12,420)
Other controllers, subsidiaries and of shared control	(801,963)	(89,440)	(609,906)	(40,322)
Funds from issuance of securities:	(882,962)	(77,119)	(619,551)	(59,746)
Cidade de Deus Companhia Comercial de Participações	(184,368)	(1,218)	-	-
Key Management Personnel	(698,594)	(75,901)	(619,551)	(59,746)
Derivative financial instruments (swap):	-	-	(1,925)	2,821
Tempo Serviços Ltda,	-	-	(1,925)	2,821
Services:	(13,822)	(245,314)	(23,836)	(539,892)
Scopus Tecnologia Ltda,	-	-	-	(371,616)
Fidelity Processadora e Serviços S,A,	(6,767)	(120,790)	(9,534)	(109,896)
Scopus Soluções em TI	(7,055)	(124,514)	(14,302)	(58,001)
Other controllers, subsidiaries and of shared control	-	(10)	-	(379)

Bradesco     59

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	2015		2014
	Assets (liabilities)	Revenues (expenses)	Assets (liabilities)	Revenues (expenses)
Rental of branches:	-	(483,098)	-	(433,307)
Bradesco Vida e Previdência S,A,	-	-	-	(1,687)
Fundação Bradesco	-	(2,160)	-	(1,485)
Other controllers, subsidiaries and of shared control	-	(480,938)	-	(430,135)
Subordinated debts:	-	-	-	(27)
Fundação Bradesco	-	-	-	(27)
Obligations by issuing financial bills:	(7,772,722)	(563,150)	(4,862,391)	(649,299)
Bradesplan Participações Ltda,	(3,782,524)	(391,704)	(2,797,634)	(283,351)
STVD Holdings S,A,	(1,419,116)	(130,805)	(930,486)	(122,908)
Columbus Holdings S,A,	(452,993)	(2,993)	-	-
Quixabá Empreendimentos e Participações Ltda,	(1,308,545)	(8,645)	-	-
Serel Participações em Imóveis S,A,	(301,995)	(1,995)	-	-
Tempo Serviços Ltda,	-	-	(209,642)	(132,276)
Alvorada Serviços e Negócios Ltda,	-	-	(408,031)	(38,391)
Other controllers, subsidiaries and of shared control	(507,549)	(27,008)	(516,598)	(72,373)

b)  Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•     The annual grand total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•     The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organização Bradesco.

For 2015, the maximum amount of R$349,900 thousand was set for Management compensation and R$353,050 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	On December 31 YTD - R$ thousand
	2015	2014
Salaries	309,864	319,743
INSS contributions	69,404	71,611
Total	379,268	391,354

Post-employment benefits

	On December 31 YTD - R$ thousand
	2015	2014
Defined contribution supplementary pension plans	311,670	322,726
Total	311,670	322,726

(1)  Considers all the key management personnel, regardless of member companies of the Prudential Conglomerate.

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

60      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On December 31
	2015	2014
● Common shares	0.61%	0.72%
● Preferred shares	1.06%	1.04%
● Total shares (1) (2)	0.83%	0.88%

(1)  On December 31, 2015, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.65% of common shares, 1.10% of preferred shares and 1.87% of all shares; and

(2)  Considers all the key management personnel, regardless of member companies of the Prudential Conglomerate.

30)    FINANCIAL INSTRUMENTS

Below is the statement of financial position by currency

	On December 31- R$ thousand
	2015			2014
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	835,185,861	742,152,924	93,032,937	65,720,937
Funds available	17,313,901	9,244,101	8,069,800	3,685,973
Interbank investments	140,344,945	137,977,248	2,367,697	828,956
Securities and derivative financial instruments	189,323,971	171,227,564	18,096,407	14,022,167
Interbank and interdepartmental accounts	55,802,385	55,802,385	-	-
Loan and leasing	303,285,017	253,036,681	50,248,336	37,042,133
Other receivables and assets	129,115,642	114,864,945	14,250,697	10,141,708
Permanent assets	47,628,304	47,477,212	151,092	102,765
Investments	28,760,260	28,760,260	-	-
Premises and equipment and leased assets	9,425,162	9,393,059	32,103	18,034
Deferred	15,634	15,634
Intangible assets	9,427,248	9,308,259	118,989	84,731
Total	882,814,165	789,630,136	93,184,029	65,823,702

Liabilities
Current and long-term liabilities	793,391,925	694,130,512	99,261,413	79,726,963
Deposits	197,035,872	168,035,978	28,999,894	30,927,368
Securities sold under agreements to repurchase	250,095,112	245,953,592	4,141,520	6,958,826
Funds from issuance of securities	117,335,710	105,904,961	11,430,749	8,766,126
Interbank and interdepartmental accounts	6,457,866	3,955,109	2,502,757	1,757,393
Borrowing and on-lending	70,334,974	37,715,341	32,619,633	17,003,992
Derivative financial instruments	19,345,476	18,045,268	1,300,208	820,843
Other liabilities:
- Subordinated debts	38,865,411	25,150,975	13,714,436	9,321,577
- Other	93,921,504	89,369,288	4,552,216	4,170,838
Deferred income	501,399	501,399	-	-
Non-controlling interests in subsidiaries	14,197	14,197	-	-
Shareholders’ equity	88,906,644	88,906,644	-	-
Total	882,814,165	783,552,752	99,261,413	79,726,963

Net position of assets and liabilities			(6,077,384)	(13,903,261)
Net position of derivatives (2)			(28,614,136)	(17,327,187)
Other net off-balance-sheet accounts (3)			(449,877)	(1,012,215)
Net exchange position (liability)			(35,141,397)	(32,242,663)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts.

Bradesco     61

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The statement of financial position by maturity is as follows:

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	391,123,320	95,592,851	66,961,434	281,508,256	-	835,185,861
Funds available	17,313,901	-	-	-	-	17,313,901
Interbank investments (2)	134,655,316	3,931,617	1,242,881	515,131	-	140,344,945
Securities and derivative financial instruments (1) (2)	110,188,564	11,139,813	4,946,242	63,049,352	-	189,323,971
Interbank and interdepartmental accounts	55,121,525	-	-	680,860	-	55,802,385
Loan and leasing	28,580,193	67,060,234	45,546,138	162,098,452	-	303,285,017
Other receivables and assets	45,263,821	13,461,187	15,226,173	55,164,461	-	129,115,642
Permanent assets	6,390,495	1,247,847	1,475,796	9,748,392	28,765,774	47,628,304
Investments	-	-	-	-	28,760,260	28,760,260
Premises and equipment	6,174,510	238,957	286,749	2,719,432	5,514	9,425,162
Deferred	261	1,303	1,563	12,507	-	15,634
Intangible assets	215,724	1,007,587	1,187,484	7,016,453	-	9,427,248
Total in 2015	397,513,815	96,840,698	68,437,230	291,256,648	28,765,774	882,814,165
Total in 2014	462,378,736	88,220,865	62,025,042	216,074,460	34,056,905	862,756,008

Liabilities
Current and long-term liabilities	389,996,979	99,951,202	60,720,760	242,722,984	-	793,391,925
Deposits (3)	132,480,349	11,878,558	9,501,609	43,175,356	-	197,035,872
Securities sold under agreements to repurchase (2)	168,442,854	49,181,159	6,151,156	26,319,943	-	250,095,112
Funds from issuance of securities	4,601,838	20,055,363	28,481,507	64,197,002	-	117,335,710
Interbank and interdepartmental accounts	6,457,866	-	-	-	-	6,457,866
Borrowing and on-lending	5,605,328	16,349,825	15,171,188	33,208,633	-	70,334,974
Derivative financial instruments	18,666,675	381,846	198,067	98,888	-	19,345,476
Other liabilities:	53,742,069	2,104,451	1,217,233	75,723,162	-	132,786,915
- Subordinated debts	302,565	3,078	189,632	38,370,136	-	38,865,411
- Other	53,439,504	2,101,373	1,027,601	37,353,026	-	93,921,504
Deferred income	501,399	-	-	-	-	501,399
Non-controlling interests in subsidiaries	-	-	-	-	14,197	14,197
Shareholders’ equity	-	-	-	-	88,906,644	88,906,644
Total in 2015	390,498,378	99,951,202	60,720,760	242,722,984	88,920,841	882,814,165
Total in 2014	442,557,468	98,752,476	46,649,437	193,275,458	81,521,169	862,756,008

Net assets in 2015 YTD	7,015,437	3,904,933	11,621,403	60,155,067
Net assets in 2014 YTD	19,821,268	9,289,657	24,665,262	47,464,264

(1)  Investments in investment funds are classified as 1 to 30 days;

(2)  Repurchase agreements are classified according to the maturity of the transactions; and

(3)  Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

62      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Below is the Basel Ratio:

Calculation basis - Basel Ratio (1)	On December 31 - R$ thousand
	Prudential	Financial
	2015	2014
Tier I capital	77,506,951	77,198,803
Common equity	77,506,951	77,198,803
Shareholders’ equity	88,906,644	81,508,250
Prudential adjustments (2)	(11,399,693)	(4,309,447)
Tier II capital	25,318,399	21,405,720
Subordinated debts (according to Resolution CMN No, 4,192/13)	5,805,384	-
Subordinated debts (according to previous norms to CMN Resolution No, 4,192/13)	19,513,015	21,405,720
Capital (a)	102,825,350	98,604,523

- Credit risk	556,440,558	544,797,829
- Market risk	18,670,132	21,435,660
- Operational risk	37,106,557	30,979,716
Risk-weighted assets – RWA (b)	612,217,247	597,213,205

Basel ratio (a/b)	16.8%	16.5%
Tier I capital	12.7%	12.9%
- Principal capital	12.7%	12.9%
Tier II capital	4.1%	3.6%

(1)  As per January 2015, the Basel Ratio started to be calculated based on the "Prudential Consolidated", in accordance with CMN Resolution No. 4,192/13; and

(2)  As per January 2015, the factor applied to prudential adjustments went from 20% to 40%, according to the timeline for application of deductions of prudential adjustments, defined in Article11 of CMN Resolution No. 4,192/13.

a)      Capital Management

The primary objective of the Capital Management structure is to provide the necessary conditions for a continuous process of capital assessment, monitoring and control, contributing to the achievement of the Organization’s strategic objectives. It considers the current business environment and a prospective and consistent vision for capital adequacy planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The internal process of assessing capital adequacy is carried out so as to ensure that the Organization has a Reference Equity base composition to support the development of activities and provide sufficient protection against risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in relation to capital management.

31)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death), by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Bradesco     63

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), especially to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec), exclusively for former employees of Banco BEC S.A.

In accordance with CPC 33 (R1) – Benefits to Employees, approved by CVM Resolution No. 600/09, Bradesco and its subsidiaries, as sponsors of these plans, considering the economic and actuarial study, have calculated their actuarial commitments using real interest rate and recognize in their financial statements the obligation due. The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties). Follow the main assumptions used by the independent actuary in the actuarial assessment of our plans, based on CPC 33 (R1):

Risk factors	On December 31
	2015	2014
Nominal discount rate	12.73% p.a.	11.74% p.a.
Nominal rate of minimum expected return on assets	12.73% p.a.	11.74% p.a.
Nominal rate of future salary increases	5.00% p.a.	5.20% p.a.
Nominal growth rate of social security benefits and plans	5.00% p.a.	5.20% p.a.
Inflation rate	5.00% p.a.	5.20% p.a.
Biometric table of overall mortality	AT2000	AT2000
Biometric table of entering disability	By Plan	By Plan
Expected turnover rate	-	-
Probability of entering retirement	100% in 1st eligibility to a benefit by the plan	100% in 1st eligibility to a benefit by the plan

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, on December 31, 2015, represented: (i) Net assets of the plan – R$1,047,782 thousand (2014 – R$1,070,636 thousand); (ii) Actuarial liabilities – R$1,162,005 thousand (2014 – R$1,182,761 thousand); and (iii) Insufficiency of R$114,223 thousand (2014 – insufficiency of R$112,125 thousand).

The table below, of sensitivity analysis of the obligations of the benefit plans, demonstrates the impact on the actuarial exposure (12.73% p.a.) by the amendment of the premise in the discount rate in 1 p.p.:

Discount rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
13.73%	Increase of 1 p.p.	reduction	(96,511)
11.73%	Reduction of 1 p.p.	increase	117,947

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made in the year ended December 31, 2015, totaled R$529,343 thousand (R$537,071 thousand in 2014).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$2,874,316 thousand in the year ended December 31, 2015 (R$2,570,215 thousand in 2014).

64      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

32)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	December 31 YTD - R$ thousand
	2015	2014
Income before income tax and social contribution	5,285,072	16,773,248
Total burden of income tax and social contribution at the current rates (1)	(2,378,282)	(6,709,299)
Effect on the tax calculation:
Earnings (losses) of affiliates and jointly subsidiaries	10,648,305	3,680,977
Net non-deductible expenses of nontaxable income	208,255	(100,064)
Net tax credit of deferred liabilities (2)	2,315,337	-
Interest on shareholders’ equity (paid and payable)	2,305,334	1,438,003
Other amounts (3)	(1,193,112)	17,219
Income tax and social contribution for the year	11,905,837	(1,673,164)

(1)  Current rates: (i) 25% for income tax; and (ii) of 15% for the social contribution to financial and equated companies, and of 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h);

(2)  Constitution of tax credit, net of deferred liabilities, related to the increase in the social contribution tax rate, according to Law No. 13,169/15; and

(3)  Basically, includes, (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45%) shown; and (iii) the deduction incentives.

b)   Breakdown of income tax and social contribution in the income statement

	December 31 YTD - R$ thousand
	2015	2014
Current taxes:
Income tax and social contribution payable	(3,692,050)	(4,506,314)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	12,096,574	2,291,925
Use of opening balances of:
Social contribution loss	(110,641)	(311,686)
Income tax loss	(13,857)	(504,395)
Constitution in the period on:
Social contribution loss	371,354	580,313
Income tax loss	806,439	776,993
Activation of the tax credit – Law No. 13,169/15:
Social contribution losses	422,598	-
Temporary differences	2,025,420	-
Total deferred taxes	15,597,887	2,833,150
Income tax and social contribution for the year	11,905,837	(1,673,164)

Bradesco     65

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2014	Amount recorded (1)	Amount realized	Balance on 12.31.2015
Allowance for loan losses	17,565,047	9,539,424	3,654,148	23,450,323
Civil provisions	1,267,287	510,268	310,527	1,467,028
Tax provisions	1,591,442	513,469	100,682	2,004,229
Labor provisions	985,883	542,636	300,495	1,228,024
Provision for devaluation of securities and investments	76,622	44,198	30,990	89,830
Provision for devaluation of foreclosed assets	274,227	230,657	125,708	379,176
Adjustment to fair value of trading securities	3,696	6,470,616	3,664	6,470,648
Amortization of goodwill	170,755	27,290	11,567	186,478
Other	2,130,704	2,294,729	1,513,512	2,911,921
Total deductible taxes on temporary differences	24,065,663	20,173,287	6,051,293	38,187,657
Income tax and social contribution losses in Brazil and overseas	4,371,601	1,600,391	124,498	5,847,494
Subtotal (2) (3)	28,437,264	21,773,678	6,175,791	44,035,151
Adjustment to fair value of available-for-sale securities (3)	550,040	1,726,811	41,503	2,235,348
Social contribution - Provisional Measure No. 2,158-35/01	106,097	-	-	106,097
Total deferred tax assets (Note 9b)	29,093,401	23,500,489	6,217,294	46,376,596
Deferred tax liabilities (Note 32e)	2,193,593	414,933	454,964	2,153,562
Deferred tax assets, net of deferred tax liabilities	26,899,808	23,085,556	5,762,330	44,223,034

(1)  Includes the sum of R$2,448,018 thousand, concerning the increase of the rate of the social contribution on the temporary additions and negative basis provisioned for completion by December 2018, based on technical studies and analyses carried out by the Management, according to Law No. 13,169/15;

(2)  By being framed in the condition established by art. 1, subparagraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15, Banco Bradesco registered with the Bacen, an authorization request for maintenance of inventory and constitution of new tax credits; and

(3)  Deferred tax assets from financial companies and similar companies, were established considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution – Provisional Measure No. 2,158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure No. 2,158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2016	3,135,800	2,562,012	520,830	531,938	106,097	6,856,677
2017	3,408,009	2,759,146	604,507	451,719	-	7,223,381
2018	3,521,418	2,819,734	544,624	406,999	-	7,292,775
2019	3,488,134	2,161,530	471,125	277,819	-	6,398,608
2020	3,427,775	2,070,946	238,107	140,525	-	5,877,353
After 2020	5,521,260	3,311,893	764,322	894,979	-	10,492,454
Total	22,502,396	15,685,261	3,143,515	2,703,979	106,097	44,141,248

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$39,468,147 thousand (R$26,204,472 thousand in 2014), of which R$34,146,305 thousand (R$22,136,676 thousand in 2014) relates to temporary differences, R$5,217,852 thousand (R$3,964,887 thousand in 2014) to tax losses and negative basis of social contribution and R$103,990 thousand (R$102,909 thousand in 2014) to deferred social contribution, Provisional Measure No. 2,158-35.

66      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

e)   Unrecognized deferred tax assets

On December 31, 2015, deferred tax assets of R$8,442 thousand, were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On December 31 - R$ thousand
	2015	2014
Mark-to-market adjustment to securities and derivative financial instruments	137,051	264,728
Difference in depreciation	597,234	784,378
Judicial deposit and others (1)	1,419,,278	1,144,487
Total	2,153,563	2,193,593

(1)  Includes, in 2015, the sum of R$132,681 thousand, related to the increase of the CSLL rate, in accordance with Law No. 13,169/15.

The deferred tax liabilities of companies in the financial sector were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

33)    OTHER INFORMATION

a)   The Organização Bradesco manages investment funds and portfolios with net assets which, on December 31, 2015, amounted to R$550,283,806 thousand (R$488,730,084 thousand in 2014).

b)   Consortium funds

	On December 31 - R$ thousand
	2015	2014
Monthly estimate of funds receivable from consortium members	485,083	429,312
Contributions payable by the group	23,659,786	20,816,191
Consortium members - assets to be included	21,213,015	18,741,580
Credits available to consortium members	4,617,600	4,133,159

	In units
	2015	2014
Number of groups managed	3,590	3,429
Number of active consortium members	1,194,004	1,062,076
Number of assets to be included	567,982	531,378

c)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. The accounting standards which have been approved by CMN include the following:

•     Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•     Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•     Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•     Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•     Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•     Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•     Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•     Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•     Resolution No. 4,424/15 – Employee Benefits (CPC 33 – shall take effect as from January 1, 2016).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

Bradesco     67

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

CMN Resolution No. 3,786/09 and Bacen Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 31, 2015, Bradesco published its consolidated financial statements for December 31, 2013 and 2014 on its website, in accordance with IFRS standards. The net profit and shareholders’ equity of the financial statements disclosed in IFRS were not substantially different from those presented in the financial statements prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen). The financial statements in IFRS are being prepared and will be disclosed in  March 7,  2016.

d)   In the fourth quarter of 2015, the Bacen has changed some rules of compulsory collection on resources at sight, in installments and of savings. These are the main changes:

Description	Previous Rule	Current Rule
At sight resources

The basis for calculation of the liability of the compulsory payment corresponded to the average of the amounts subject to the payment established in the calculation period, deducted from R$44 million.

The deduction was then limited to R$70 million, from December 14, 2015, for the Financial Institutions that are in group "A" and from December 7, 2015 the ones in group "B".
	There was no time limit determined for the deductions of financing contracted in fulfilling the liability of the compulsory payment.	The deductions of financing contracted from December 16, 2015 can be made only until July 23, 2019.
Time Resources

The time deposits captured in operations of financial assistance or support of liquidity with funds or other mechanisms constituted by the financial institutions integrated the value subject to the compulsory payment.

The liability of the compulsory payment for this type of resource captured was extinct from the calculation period of December 7 to 11, 2015.
Resources from savings deposits

The lines of credit for projects covered by PAC - the Growth Acceleration Program in the period from December 16, 2015 to July 31, 2016 may be deducted up to 15% of the limit established for reduction of the liability.

e)     On August, 2015, Bradesco informed the market that it had signed the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. - Banco Múltiplo and HSBC Serviços e Participações Ltda. ("HSBC"), for the value of US$5.2 billion. The price shall be adjusted by the equity variation of HSBC as per 12.31.2014 and will be paid on the date of completion of the operation. With the acquisition, Bradesco will assume all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients. In January 2016, Bradesco communicated to the market that the Central Bank approved the acquisition of 100% of the capital share of HSBC Bank Brasil S.A. – Banco Múltiplo and of HSBC Serviços e Participações Ltda (“HSBC”). The conclusion of the operation is subject to approval by the other competent regulatory agencies and fulfillment of the legal formalities.

f)      In January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

g)    There were no other subsequent events that need to be adjusted or disclosed in the individual financial statements as of December 31, 2015.

68      December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Marcos Aparecido Galende
Accountant - CRC 1SP201309/O-6

Bradesco     69

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Report of Independent Auditors on the Consolidated Financial Statements of the Prudential Conglomerate

To

The Board of Directors and Management

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying Prudential Conglomerate consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position of the Prudential Conglomerate as at December 31, 2015, and the respective income statement, statement of changes in equity and cash flow statement for the six-month period and year then ended, and a summary of significant accounting policies and other explanatory information. These special purpose financial statements have been prepared by Bradesco´s management as required by Resolution no 4,280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note no 2 to the financial statements.

Management’s Responsibility for the Financial Statements

Bradesco´s Management is responsible for the preparation and fair presentation of these Prudential Conglomerate consolidated financial statements in accordance with the Resolution no 4,280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note no 2 to the financial statements, and for such internal control as management determines is necessary to enable the preparation of the Prudential Conglomerate consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these Prudential Conglomerate consolidated financial statements prepared by Bradesco´s Management in accordance with the Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN, based on our audit in accordance with Brazilian and International Standards on Auditing, taking into account the NBC TA 800 (ISA 800) - “Special Considerations - Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks”.

Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Prudential Conglomerate consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

70       December 2015

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Report of Independent Auditors on the Consolidated Financial Statements of the Prudential Conglomerate

In our opinion, the Prudential Conglomerate consolidated financial statements of Bradesco referred to above, present fairly, in all material respects, the financial position of Bradesco´s Prudential Conglomerate consolidated financial statements as at December 31, 2015, the financial performance of its operations and its cash flows for the six-month period and year then ended in accordance with the provisions for preparation of the Prudential Conglomerate consolidated financial statements pursuant to the Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN for the preparation of these consolidated financial statements prepared for special purpose, as described in note no 2 to the financial statements.

Emphasis

Basis of preparation of the Prudential Conglomerate consolidated financial statements

Without modifying our opinion, we draw attention to note no 2 to the financial statements that disclose that the Prudential Conglomerate consolidated financial statements of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes.

Other Matter

Bradesco has prepared a separate set of financial statements for general purposes for the year ended December 31, 2015, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an unqualified auditor’s report on January 27, 2016.

Osasco, March 7, 2016.

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.